SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: May 3, 2007
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Form 6-K consists of the First Quarter 2007 Financial Report, which appears immediately following this page.

UBS Financial Highlights

UBS Group
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.07	31.12.06	31.3.06	4Q06	1Q06
Net profit attributable to UBS shareholders	3,275	3,407	3,504	(4)	(7)

Performance indicators from continuing operations
Diluted earnings per share (CHF) [1]	1.62	1.54	1.48	5	9
Return on equity attributable to UBS shareholders (%) [2]	28.7	26.5	29.6

Financial Businesses [3]
Operating income	13,347	12,272	12,380	9	8
Operating expenses	9,091	8,645	8,405	5	8
Net profit attributable to UBS shareholders from continuing operations	3,182	3,055	3,048	4	4
Cost / income ratio (%) [4]	68.1	70.6	68.4
Net new money (CHF billion) [5]	52.8	25.5	48.0
Personnel (full-time equivalents)	80,637	78,140	70,210	3	15

UBS balance sheet & capital management
Balance sheet key figures
Total assets	2,572,945	2,396,511	2,169,649	7	19
Equity attributable to UBS shareholders	51,606	49,686	47,541	4	9
Market capitalization	149,157	154,222	150,663	(3)	(1)
BIS capital ratios
Tier 1 (%) [6]	11.7	11.9	12.9
Total BIS (%)	14.7	14.7	14.1
Risk-weighted assets	354,603	341,892	311,827	4	14
Invested assets (CHF billion)	3,112	2,989	2,766	4	13
Long-term ratings
Fitch, London	AA+	AA+	AA+
Moody's, New York [7]	Aa2	Aa2	Aa2
Standard & Poor's, New York	AA+	AA+	AA+
1 For the EPS calculation, see note 8 to the financial statements. 2 Net profit attributable to UBS shareholders from continuing operations year to date (annualized as applicable) / average equity attributable to UBS shareholders less distributions (estimated as applicable). 3 Excludes results from industrial holdings. 4 Operating expenses / operating income less credit loss expense or recovery. 5 Excludes interest and dividend income. 6 Includes hybrid Tier 1 capital. Please refer to the BIS capital and ratios table in the capital management section. 7 Moody's long-term rating was changed to Aaa effective 20 April 2007.

Letter to shareholders
Dear shareholders,
Equity markets got off to a positive start this year, but corrected downwards in late February and early March. However, after the US Federal Reserve's decision to leave its key interest rates unchanged, investor confidence stabilized and markets closed the quarter slightly higher than they began. Despite the market turbulence, which was to some extent anticipated, UBS's performance was strong and consistent, with record profits in each business group and for the financial business overall - demonstrating the value of our diversified earnings mix.
As we wrote to you last time, we have been concentrating on executing our growth agenda. This includes integrating our recent acquisitions, the biggest of which was Banco Pactual. UBS Pactual, as we have renamed it, has now been with us for a full quarter, and we are pleased to confirm that it is delivering a valuable contribution ahead of our original expectations. Fee income in UBS's asset management business, in particular the investment fund business, has been bolstered by our strengthened presence in Brazil. According to Dealogic, the Investment Bank was involved in 28% of first quarter's transactions in Brazil, including the IPO of JBS, one of the largest global meat processors. In our credit fixed income and rates business, revenues from Latin America, part of the emerging markets initiative, have almost doubled after the inclusion of UBS Pactual.
Our other fixed income growth initiatives are progressing according to plan. We continue to work on improving our competitive position. As a result, revenues from the Investment Bank's credit fixed income, rates and FXCCT businesses were up 19% from a year earlier and 41% higher than fourth quarter 2006.
In February, we opened a new branch in Dubai. UBS has been present in the Middle East for over forty years, and the Dubai office will allow us to enhance the services from all our business groups to clients in the Gulf while providing improved local access to our international clients. In April, we also took another step in the process of expanding our presence in China by completing the acquisition of a 20% shareholding in UBS Securities, the new name of the restructured Beijing Securities, consistent with the restructuring proposal approved by the State Council.
New initiatives need continued attention to ensure they deliver the best long-term value to our shareholders and clients. The development of Dillon Read Capital Management, including its return on UBS proprietary capital, interest from third-party investors and the initiative's operational complexity, has not met our original expectations. Our executive team conducted a review of its prospects. As a result, we are considering whether or not we should redeem the recently launched external fund of DRCM and explore alternatives for clients currently invested in the fund. We are also looking at DRCM's structure, and evaluating how UBS's proprietary capital would best be managed.
Looking at first quarter results in more detail - our financial businesses, whose performance we focus on, reported another record result from continuing operations, with attributable profit of CHF 3,182 million, up 4% from first and fourth quarter 2006. This was driven by revenue growth in all our businesses and came despite negative trading revenues from the Investment Bank's proprietary capital managed by DRCM of approximately CHF 150 million in the context of difficult market conditions in US mortgage securities.
Operating income rose, even though credit loss recoveries fell as expected and despite the absence of last year's gains from the sale of our stake in the New York Stock Exchange. Growth was driven by fee and commission income, which reached its highest level since 2001 and represents more than half of total income. Invested asset levels increased to CHF 3.1 trillion, as a result of strong net new money inflows as well as higher financial markets compared with first quarter a year earlier. This drove asset-based fees up in both our wealth and asset management businesses. Compared with first quarter 2006, fee-based revenues in the Investment Bank grew substantially in all businesses. We gained market share in both equity and debt underwriting, with the latter benefiting from a strong global syndicated finance performance. In corporate finance, we took advantage of the continued market momentum in mergers and acquisitions, as clients sought to grow and transform their businesses, improving our competitive position in all regions. Higher fees from our exchange-traded derivatives business bolstered performance, reflecting the positive effect of last year's acquisition of ABN AMRO's global futures and options business.
Net income from our trading businesses rose in first quarter 2007, with equities, in particular, being positively impacted by favorable market conditions in Europe and Asia Pacific. Our prime services business benefited from increased client balances while fixed income revenues improved compared with the same quarter last year on strong performances in the structured credit, global credit strategies and syndicated finance businesses. Foreign exchange and cash and collateral trading was very strong across the board, as high volumes more than offset the continued pressure on spreads. Emerging markets, base metals, prime services and structured products all had a very strong quarter marked by significant growth.
Net income from interest margin businesses also rose in first quarter 2007, due to an increase in spreads on client deposits and growth in wealth management's collateralized lending business. Our domestic Swiss mortgage business grew. The wealth management business also benefited from increased deposit and loan volumes, driven by organic growth and acquisitions.
This resulted in overall UBS net profit attributable to you, our shareholders, of CHF 3,275 million in first quarter 2007. While this is a CHF 229 million decline from a year earlier, last year's figures included a CHF 290 million after-tax gain from the sale of Motor-Columbus.
Our record first quarter 2007 performance highlights the strength of our wealth management business. Its power remains unmatched across the industry. Wealthy clients around the globe entrusted us with a total CHF 44.8 billion in net new money in first quarter, 85% of our total net new money inflow. Asian markets continue to be a major contributor to this success, as well as the domestic European business. This quarter, we were pleased to see strong inflows of CHF 10.9 billion from our domestic US business, as a result of our success in attracting new customers and increasing the levels of funds invested by existing ones. We continued to hire advisors in our international and Swiss business, and were pleased to retain a majority of advisors from our recent acquisition of McDonald Investments in the US. In addition, our US-based wealth management business has started to expand its products and sales support capabilities in order to take full advantage of our integrated global wealth management platform.
The cost / income ratio of our business improved to 68.1% in first quarter. Higher revenues, up 9%, drove the improvement compared with first quarter 2006; personnel expenses were up 10% compared with first quarter 2006 as our firm continued to expand. In first quarter 2007, we continued to hire personnel in key areas of our business. In the Investment Bank, we hired at a slower rate than a year earlier, and staff numbers rose only 1% from the end of last year. Amortization of intangible assets rose compared with first quarter 2006 as a consequence of the acquisitions we made last year. General and administrative expenses were down, primarily due to the absence of the provision for the Sumitomo settlement recorded a year earlier. This was mostly offset by increased costs as a result of higher business volumes and staff levels. Compared with fourth quarter, however, spending on marketing, travel and entertainment, professional fees and expenses for IT and outsourcing fell.
Annualized return on equity from continuing operations, at 28.7%, was down from 29.6% in the same quarter a year earlier as the increase in attributable net profit was offset by the rise in average equity following strong retained earnings. It was still well above our target of 20% minimum over the cycle. Diluted earnings per share from continuing operations, at CHF 1.62, were up 9% or CHF 0.14 from CHF 1.48 in the same quarter a year earlier, reflecting the increase in net profit and a 3% reduction in the average number of shares outstanding as we continued to repurchase shares. In first quarter 2007, under our old 2006 / 2007 buyback program which ended in early March, we repurchased shares for CHF 800 million. In our new 2007 / 2010 program, launched right afterwards, we repurchased shares worth CHF 500 million. Our share buybacks this year already correspond to about two-thirds of the total share repurchases made in 2006.
Outlook - While it is likely that the economic expansion in the US will slow down over the next few months, there is increasing evidence from global macroeconomic data - most notably from Europe and major emerging markets - that the rest of the world economy is in good shape. In particular, we do not expect the difficulties being experienced in the US mortgage market to have a negative long-term effect on a global scale.
We are convinced that clients will increasingly seek our advice, with financial markets just as challenging as ever. Our deal pipeline remains strong and our business model and balanced global presence provide us with many opportunities. Over the course of 2007, we will concentrate on consolidating the investments we initiated last year. We will also continue to manage capital, risk and costs in disciplined fashion - and in line with market developments. The performance of our business - in common with the financial industry - tends to be stronger in the first quarter of the year than in the summer. In the past, we have repeatedly proven our strength in delivering strong returns throughout the business cycle, which makes us confident that 2007 will be another successful year of growth for UBS.
3 May 2007
UBS
Marcel Ospel
Chairman
Peter Wuffli
Chief Executive Officer
Changes in the Board of Directors
Our Annual General Meeting in 2007 marked the end of Sir Peter Davis's term of office as a member of the Board of Directors, a post he had held since 2001 and gave up after reaching the maximum age limit.
The AGM elected Sergio Marchionne to the Board of Directors for a three-year term. Sergio Marchionne, Chief Executive Officer of Fiat S.p.A., Torino, is now a non-executive member of the board.
Stephan Haeringer was re-elected for a further three-year term as an executive member of the Board of Directors. The directorial mandates of Helmut Panke, holder of several board memberships, including one as a member of the Board of Directors of Microsoft Corporation, and Peter Spuhler, owner of Stadler Rail AG (Switzerland), were also confirmed for a further three-year term.

UBS Results
UBS reported net profit attributable to UBS shareholders ("attributable profit") of CHF 3,275 million in first quarter 2007, down from CHF 3,504 million in the same period a year earlier. Attributable profit from continuing operations was CHF 3,270 million. Financial businesses contributed CHF 3,188 million to first quarter attributable profit, with CHF 3,182 million stemming from continuing operations. Industrial holdings, including our private equity portfolio, contributed CHF 87 million to UBS's attributable profit, down from CHF 456 million last year, when we sold Motor-Columbus.
Initiatives and achievements
UBS acquires Standard Chartered's mutual funds management business in India
In late January 2007, we signed an agreement to acquire Standard Chartered's mutual funds management business in India for a total consideration of USD 126 million. The transaction is structured as the acquisition of a 100% interest in Standard Chartered Asset Management Company Private Ltd, as well as Standard Chartered Trustee Company Private Ltd, the manager and trustee, respectively, of the mutual funds offered by the company. The transaction remains subject to regulatory approval as well as to a price adjustment linked to assets under management at closing.
We also announced our intention to form a strategic alliance with Standard Chartered Bank for fund distribution in Asia, the Middle East and Africa. Although the scope of the agreement has yet to be finalized, it is envisaged that it will give Standard Chartered's growing retail and wealth management businesses access to our capabilities as well as to a number of the Investment Bank's products, including structured products and, at the same time, provide momentum to UBS's third-party wholesale business in Asia.
Standard Chartered's mutual funds management business in India manages 16 mutual funds, 10 of which are fixed income, two asset allocation and four in equities. The equity funds represent around 19% of total assets under management.
Formerly known as ANZ Grindlays Asset Management Company, Standard Chartered Asset Management Company was incorporated in 1999. It has around 60 permanent staff members and is the ninth largest mutual fund manager in India with a 4% share of the domestic market. It is headquartered in Mumbai and has offices in 27 other cities, including Bangalore, Chennai, Kolkata and New Delhi.

Moody's upgrades UBS long-term debt rating to Aaa from Aa2 as part of methodology update
In April, Moody's Investors Service upgraded UBS's long-term debt rating to Aaa from Aa2 after applying its new joint default analysis (JDA) and updated bank financial strength (BFSR) methodologies.
JDA includes the probability of external support in a bank's local currency deposit rating while the BFSR rating looks at the individual, intrinsic financial strength of banks without external support.
Moody's long-term debt upgrade for UBS was due to a one notch improvement in the BFSR rating, combined with the firm's systemic importance within the Swiss banking system. UBS's subsidiaries and issuing vehicles debt ratings have been raised in line with the parent upgrade, except for UBS Loan Finance LLC in the US, which was placed on review for a possible upgrade.
UBS and Credit Suisse experienced the most significant debt upgrading in the Swiss banking system, although the deposit ratings of Raiffeisen Schweiz were also upgraded.
"The Aaa and Aa1 ratings for the three largest deposit takers in Switzerland reflect our assessment of the likely availability of systemic support in the event of distress at these institutions, given their importance to the Swiss economy and its payment system," Moody's said in a press release.
One of the world's most admired global companies
UBS is the second most admired company among global megabanks, according to Fortune magazine's "World's Most Admired Companies" annual industry list.
Rankings are based on industry analyst and executive peer ratings of nine company attributes, among them product quality and social responsibility. Scores are then averaged, producing the industry rankings.
In the megabank category, UBS's score was 7.06, behind Bank of America (7.34), and ahead of Citigroup (6.87), HSBC Holdings (6.73), Royal Bank of Scotland (6.46) and J.P. Morgan Chase (6.28).
The top-rated company among all industries was Walt Disney (8.70), followed by Proctor & Gamble (8.36), and Berkshire Hathaway (8.28).
This year's list comprised 347 companies in 27 sectors and 26 countries, all with revenues of more than USD 8 billion in 2005.
Hewitt ranks UBS second best employer in Japan
In April, UBS was named second in the "Hewitt Associates Award for Best Employers Japan 2007". We were the only financial firm to be chosen. The judges cited the commitment of UBS's employees and how they share UBS's global business vision in Japan as reasons for placing UBS second.

UBS Performance Indicators

	Year to date
	31.3.07	31.12.06	31.3.06
RoE (%) [1]
as reported	28.8	28.2	33.9
from continuing operations	28.7	26.5	29.6

	Quarter ended
	31.3.07	31.12.06	31.3.06
Diluted EPS (CHF) [2]
as reported	1.62	1.66	1.69
from continuing operations	1.62	1.54	1.48
Cost / income ratio of the financial businesses (%) [3,4]	68.1	70.6	68.4
Net new money, financial businesses (CHF billion) [5]	52.8	25.5	48.0

Performance indicators
We focus on four key performance indicators, designed to ensure the delivery of continuously improving returns to shareholders. All are calculated based on results from continuing operations. The first two, return on equity and diluted earnings per share, are based on the results of the entire firm. The cost / income ratio and net new money indicators are limited to our financial businesses. On this basis, performance indicators in first quarter 2007 show:
- annualized return on equity at 28.7%, down from 29.6% in the same quarter a year earlier but well above our target of a 20% minimum over the cycle. Higher attributable net profit was offset by an increase in average equity following strong retained earnings.
-diluted earnings per share at CHF 1.62, up 9% or CHF 0.14 from CHF 1.48 in the same quarter a year earlier, reflecting the increase in net profit and a 3% reduction in the average number of shares outstanding as we continued to repurchase shares. It was just below our target of double digit earnings growth.
-a cost / income ratio in our financial businesses of 68.1%, slightly improved from 68.4% in the same quarter last year. The strong increase in operating income reflected higher revenues in all businesses. This was only partially offset by the increase in personnel expenses, which were driven by higher levels of staff and performance-related accruals.
-net new money of CHF 52.8 billion, at its highest level ever, was up from CHF 48.0 billion a year earlier. The wealth management units recorded inflows of CHF 44.8 billion this quarter, up from CHF 33.6 billion in first quarter 2006. Inflows in the international and Swiss wealth management business rose by CHF 9.2 billion to CHF 33.9 billion, mainly driven by higher inflows from Asia and the Americas. Net new money in European wealth management was CHF 5.4 billion in first quarter 2007, down from CHF 6.5 billion in first quarter 2006, as higher inflows in Germany and Italy were more than offset by lower inflows in other European countries. Inflows into our domestic wealth management business in the US were CHF 10.9 billion in first quarter, up from CHF 8.9 billion a year earlier. This increase was driven by higher inflows from both existing and new clients. The asset management business saw inflows fall to CHF 5.3 billion, down from CHF 12.6 billion a year earlier. Institutional clients reported CHF 2.7 billion in new inflows, mainly driven by contributions from fixed income, multi-asset and alternative investments, partly offset by outflows in equity capabilities. The wholesale intermediary business saw an inflow of CHF 2.6 billion, down from CHF 5.5 billion in the same quarter a year earlier, mainly due to lower inflows in multi-asset and outflows in fixed income. Of the total, CHF 5.8 billion flowed out of money market funds, which tend to experience larger quarterly swings than other asset classes. The Swiss retail banking business recorded net new money inflows of CHF 2.7 billion in first quarter, primarily relating to increased inflows from existing clients.

Net new money [1]
	Quarter ended
CHF billion	31.3.07	31.12.06	31.3.06
Wealth Management International & Switzerland	33.9	19.0	24.7
Wealth Management US	10.9	2.7	8.9
Business Banking Switzerland	2.7	(1.7)	1.8
Global Wealth Management & Business Banking	47.5	20.0	35.4
Institutional	2.7	5.2	7.1
Wholesale Intermediary	2.6	0.3	5.5
Global Asset Management	5.3	5.5	12.6
UBS	52.8	25.5	48.0
1 Excludes interest and dividend income.

Invested assets
	As of			% change from
CHF billion	31.3.07	31.12.06	31.3.06	31.12.06	31.3.06
Wealth Management International & Switzerland	1,197	1,138	1,039	5	15
Wealth Management US	868	824	768	5	13
Business Banking Switzerland	164	161	158	2	4
Global Wealth Management & Business Banking	2,229	2,123	1,965	5	13
Institutional	528	519	466	2	13
Wholesale Intermediary	355	347	335	2	6
Global Asset Management	883	866	801	2	10
UBS	3,112	2,989	2,766	4	13

1 Net profit attributable to UBS shareholders (annualized as applicable) / average equity attributable to UBS shareholders less distributions (estimated as applicable). 2 Details of the EPS calculation can be found in note 8 to the financial statements. 3 Excludes results from industrial holdings. 4 Operating expenses / operating income less credit loss expense or recovery. 5 Excludes interest and dividend income.

Financial Businesses Results

Income statement[1]
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.07	31.12.06	31.3.06	4Q06	1Q06

Continuing operations
Interest income	25,942	24,405	19,046	6	36
Interest expense	(24,634)	(22,880)	(17,196)	8	43
Net interest income	1,308	1,525	1,850	(14)	(29)
Credit loss (expense) / recovery	1	21	83	(95)	(99)
Net interest income after credit loss expense	1,309	1,546	1,933	(15)	(32)
Net fee and commission income	7,396	7,135	6,229	4	19
Net trading income	4,535	3,401	3,701	33	23
Other income	107	190	517	(44)	(79)
Total operating income	13,347	12,272	12,380	9	8
Cash components	6,282	5,438	5,686	16	10
Share-based components [2]	527	557	514	(5)	3
Total personnel expenses	6,809	5,995	6,200	14	10
General and administrative expenses	1,900	2,235	1,904	(15)	0
Services (to) / from other business units	(2)	(1)	(3)	(100)	33
Depreciation of property and equipment	300	364	270	(18)	11
Amortization of intangible assets	84	52	34	62	147
Total operating expenses	9,091	8,645	8,405	5	8
Operating profit from continuing operations before tax	4,256	3,627	3,975	17	7
Tax expense	971	469	842	107	15
Net profit from continuing operations	3,285	3,158	3,133	4	5

Discontinued operations
Profit from discontinued operations before tax	8	0	0
Tax expense	2	0	0
Net profit from discontinued operations	6	0	0

Net profit	3,291	3,158	3,133	4	5
Net profit attributable to minority interests	103	103	85	0	21
from continuing operations	103	103	85	0	21
from discontinued operations	0	0	0
Net profit attributable to UBS shareholders	3,188	3,055	3,048	4	5
from continuing operations	3,182	3,055	3,048	4	4
from discontinued operations	6	0	0

Additional information
Personnel (full-time equivalents)	80,637	78,140	70,210	3	15
1 Excludes results from industrial holdings. 2 Additionally includes related social security contributions and expenses related to alternative investment awards.

Results
Net profit attributable to UBS shareholders ("attributable profit") from continuing operations in first quarter 2007 was CHF 3,182 million. This is the best UBS quarterly performance on record and reflects growth in our business with customers as well as the beneficial impact of rising financial markets on our trading businesses and the growing asset base in the wealth and asset management businesses.
Net fee and commission income, which comprised 55% of our overall operating income in first quarter, remained very strong, showing improvements in all fee categories compared with first quarter 2006. Net income from trading businesses rose due to higher results in our equities, fixed income, foreign exchange and cash collateral trading businesses. Net income from our interest margin businesses benefited from higher private client collateralized lending volumes and wider spreads on Swiss franc, US dollar and euro deposits in the wealth management businesses. Personnel expenses rose on higher salary costs and performance-related accruals, which increased with revenues. General and administrative expenses were nearly flat compared with the same period a year earlier.
Operating income
Total operating income was CHF 13,347 million in first quarter 2007, 8% higher than the same quarter a year earlier.
Net interest income was CHF 1,308 million in first quarter 2007, down from CHF 1,850 million a year earlier. Net trading income was CHF 4,535 million this quarter, up 23% or CHF 834 million from CHF 3,701 million in first quarter 2006.
As well as income from interest margin-based activities (loans and deposits), net interest income includes income earned on trading positions (for example, coupon and dividend income). This component is volatile from period to period, depending on the composition of the trading portfolio. In order to provide a better explanation of the movements in net interest income and net trading income, we analyze the total according to the businesses that give rise to the income, rather than by the type of income generated.

Net interest and trading income
	Quarter ended			% change from
CHF million	31.3.07	31.12.06	31.3.06	4Q06	1Q06
Net interest income	1,308	1,525	1,850	(14)	(29)
Net trading income	4,535	3,401	3,701	33	23
Total net interest and trading income	5,843	4,926	5,551	19	5

Breakdown by businesses
Net income from trading businesses [1]	4,142	3,256	3,923	27	6
Net income from interest margin businesses	1,466	1,489	1,380	(2)	6
Net income from treasury activities and other	235	181	248	30	(5)
Total net interest and trading income	5,843	4,926	5,551	19	5
1 Includes lending activities of the Investment Bank.

At CHF 4,142 million, net income from trading businesses in first quarter 2007 was 6% higher than CHF 3,923 million a year earlier. Equities were positively impacted by the favorable market conditions seen in Europe and Asia Pacific. This boosted net interest and trading income from proprietary trading and derivatives and equity-linked products. Our prime services (prime brokerage and exchange-traded derivatives) business benefited from increased client balances. Fixed income improved compared with the same quarter last year as revenues benefited from strong performance in structured credit, global credit strategies and syndicated finance. Credit default swaps hedging our loan exposure recorded gains of CHF 41 million, compared with losses of CHF 95 million a year ago. In our rates business, derivatives and government bonds fell due to a flat yield curve and low volatility, partially offset by the strong performance of mortgage-backed securities in Europe and Japan. Foreign exchange and cash collateral trading was very strong across the board, driven by higher volumes. Emerging markets, base metals, fixed income-centered prime services and structured products all had a very strong quarter marked by significant growth. Difficult market conditions in US mortgage securities prompted the business activities managed by DRCM on behalf of the Investment Bank to record a sharp decline in revenues.
Net income from interest margin businesses, at CHF 1,466 million in first quarter 2007, was also up by 6% or CHF 86 million from CHF 1,380 million a year ago. The improvement reflected an increase in spreads for US dollar, Swiss franc and euro deposits and growth in wealth management's collateralized lending business. Our domestic Swiss mortgage business grew, although it experienced downward pressure on interest margins. The wealth management business also benefited from increased deposit and loan volumes, driven by organic growth and acquisitions. This was partially offset by lower income from our shrinking Swiss recovery portfolio, which dropped by CHF 0.5 billion compared with the year-earlier quarter.
At CHF 235 million, net income from treasury activities and other in first quarter 2007 was down CHF 13 million or 5% from CHF 248 million a year earlier. The accounting treatment of interest rate swaps, which hedge the economic interest rate risk of accrual-accounted balance sheet items (for example, loans, money market and retail banking products), led to lower income compared with the previous quarter. Cash flow hedges that were not fully effective also prompted income to decline. This was partially offset by the increased benefits of the higher capital base, which generated more interest revenues.

In first quarter 2007, net fee and commission income was CHF 7,396 million - the highest level recorded since early 2001 and up 19% from CHF 6,229 million a year earlier. Improvements were seen in all fee categories. Underwriting fees, at CHF 955 million, were up 38% from CHF 693 million recorded in the year-earlier quarter. The equity underwriting business was up 44% to CHF 481 million, driven by market share gains in the Americas and Asia Pacific. Debt underwriting fees (up 32% at CHF 474 million) benefited from a strong performance in global syndicated finance and a global market share gain in debt capital markets. At CHF 450 million, corporate finance fees in first quarter 2007 increased 29% from CHF 349 million a year earlier as UBS grew its share of the fee pool in all regions in a buoyant merger and acquisition market.
Net brokerage fees increased 14% to CHF 1,883 million from CHF 1,656 million in first quarter 2006, mainly reflecting the significant volume increase in cash equities, particularly in Asia, Australia and Europe. Higher fees from our exchange-traded derivatives further enhanced the result, due to the positive effect of the acquisition of ABN AMRO's global futures and options business, completed in September 2006. Invested asset levels were positively impacted by strong net new money inflows and higher markets, driving our invested asset levels to a record high. This drove our investment fund fees up 21% to CHF 1,749 million from CHF 1,448 million a year ago from both UBS and third-party mutual funds. The acquisition of Pactual also had a positive impact on investment fund fees. Portfolio and other management fees increased 22% to CHF 1,932 million in first quarter 2007 from CHF 1,586 million a year earlier, mainly driven by the larger asset base. To a lesser extent, the increase was positively influenced by improved performance fees from DRCM outside investor funds.
Other income decreased by 79% to CHF 107 million in first quarter 2007 from CHF 517 million in the same period a year ago, as the gains in first quarter 2006 were mainly driven by the sale of our New York Stock Exchange (NYSE) membership seats, which were exchanged into shares when it went public in March 2006.
Operating expenses
Total operating expenses were CHF 9,091 million in first quarter 2007, up 8% from CHF 8,405 million a year earlier, mainly reflecting increased personnel expenses.
Personnel expenses were CHF 6,809 million in first quarter 2007, up from CHF 6,200 million a year earlier. Cash components rose 10%, mainly due to higher performance-related accruals and increased salary expenses reflecting acquisitions and the additional hiring of new employees across the firm in support of our group-wide business expansion. We manage personnel expenses on a full-year basis, with the final determination of annual performance-related payments in fourth quarter.
Expenses for share-based compensation were up 3%, reflecting a higher number of shares granted and a rise in the share price, partly offset by a decrease in the number of options granted.
At CHF 1,900 million in first quarter 2007, general and administrative expenses decreased CHF 4 million from CHF 1,904 million in the same period a year ago. The main reason for the decline were the legal risk provisions recorded in first quarter 2006 - among them the Sumitomo settlement for CHF 112 million. The reduction was partially offset by increased IT and other outsourcing costs, primarily in our Investment Bank and in Global Wealth Management & Business Banking business groups. Rent and maintenance costs related to IT hardware and software supporting business growth also rose. Higher staff levels resulted in increased costs for occupancy, travel and entertainment and telecommunications.
Depreciation was CHF 300 million in first quarter 2007, up CHF 30 million from a year ago, mainly driven by higher purchases of hard and software, partially offset by lower depreciation of internally developed software.
At CHF 84 million, amortization of intangible assets rose 147% from CHF 34 million a year ago, mainly related to the acquisition of Pactual, and to a lesser extent, the inclusion of the Piper Jaffray and ABN AMRO global futures and options businesses.
Tax
In first quarter 2007, we incurred a tax expense of CHF 971 million, reflecting an effective tax rate of 22.8% for the quarter, compared with last year's full-year rate of 19.1% (which benefited from the release of deferred tax valuation allowances). We believe that the tax rate in first quarter 2007 is likely to be a reasonable indicator of the rate for the year as a whole.
Personnel
The number of personnel in our financial businesses was 80,637 on 31 March 2007, up 2,497 from 78,140 on 31 December 2006, with staff levels increasing across most of our businesses. Excluding the additional personnel from the McDonald acquisition and Perot contractors converted into UBS employees, staff numbers worldwide would have been up by 1,158 people.
Staff numbers in IT infrastructure increased by 1,040 employees, mainly as a result of converting Perot contractors into full-time UBS employees (872 FTEs). The number of employees in our international and Swiss wealth management businesses rose by 609, with much of the increase in Asia Pacific, Switzerland and Europe, where our business continued to grow. We continued to add client advisors in Switzerland (up 119) and in the rest of the world (up 189). In our U S wealth management business, financial advisor levels increased by 94, reflecting the inclusion of McDonald, partially offset by attrition among existing financial advisors. Non- financial advisor staff was up by 354. This increase was due to the integration of McDonald and hiring in support of ongoing initiatives in marketing, product and service development, operations and related IT staff. Staff levels in our Swiss retail banking business fell by 160, reflecting an alignment in counting methods that no longer include long-term unpaid absentees as employees. The number of employees in our Investment Bank rose by 280, with increases in all business areas reflecting continued growth in strategic areas.

Personnel
	As of			% change from
Full-time equivalents (FTE)	31.3.07	31.12.06	31.3.06	31.12.06	31.3.06
Switzerland	27,258	27,018	25,645	1	6
Rest of Europe / Middle East / Africa	13,311	12,687	11,341	5	17
Americas	31,769 [1]	30,819	27,356	3	16
Asia Pacific	8,299	7,616	5,868	9	41
Total	80,637 [2]	78,140	70,210	3	15
1 Includes 467 FTEs from McDonald Investments. 2 Includes former Perot contractors (872 FTEs) that were converted into full-time UBS employees at the beginning of first quarter 2007.

Fair value disclosure of options and shares granted
The fair value of shares granted in first quarter 2007 was CHF 1,855 million, up 22% from CHF 1,517 million granted in first quarter 2006. This was mainly driven by higher bonuses as well as an increased proportion of bonuses delivered in restricted shares. The fair value of options granted in first quarter 2007 was CHF 405 million, down from CHF 483 million in the same quarter a year ago. The decrease reflects a 6% drop in the number of options granted and a lower fair value per option, reflecting changes in market parameters.
Most share-based compensation is granted in the first quarter of the year, with any further grants generally reflecting those made under the Equity Plus program, an ongoing employee participation program under which voluntary investments in UBS shares each quarter are matched with option awards. These amounts, net of estimated forfeited awards, will be recognized as compensation expense over the service period, which is generally equal to the vesting period. Most UBS share and option awards vest incrementally over a three-year period.

Business Group performance from continuing operations before tax
	Quarter ended			% change from
CHF million	31.3.07	31.12.06	31.3.06	4Q06	1Q06
Wealth Management International & Switzerland	1,501	1,418	1,276	6	18
Wealth Management US	171	174	186	(2)	(8)
Business Banking Switzerland	572	597	559	(4)	2
Global Wealth Management & Business Banking	2,244	2,189	2,021	3	11
Global Asset Management	404	400	374	1	8
Investment Bank	1,801	1,356	1,750	33	3
Corporate Center	(193)	(318)	(170)	39	(14)
Financial Businesses	4,256	3,627	3,975	17	7

Risk Management and Control
Credit risk
UBS realized a net recovery of CHF 1 million in first quarter 2007, compared with net recoveries of CHF 21 million in fourth quarter 2006 and CHF 83 million in first quarter 2006. As indicated in previous quarters, we continue to see a progressive downward trend in net credit loss recoveries, which is mainly due to the continued reduction in the level of impaired loans. Global Wealth Management & Business Banking reported a net recovery of CHF 21 million in first quarter 2007, after net recoveries of CHF 11 million in fourth quarter 2006 and CHF 53 million in first quarter 2006. The Investment Bank posted a net credit loss expense of CHF 20 million in first quarter 2007, mainly related to its exposure to US sub-prime mortgage lenders. The Investment Bank recorded a net recovery of CHF 10 million in fourth quarter 2006 and a recovery of CHF 30 million in first quarter 2006.
Our gross lending portfolio was CHF 389 billion on 31 March 2007, up significantly from CHF 364 billion on 31 December 2006. In Global Wealth Management & Business Banking, gross lending was CHF 233 billion, up from CHF 229 billion on 31 December 2006, mainly due to higher secured loans extended by our wealth management units. The gross lending portfolio at the Investment Bank rose by CHF 21 billion to CHF 155 billion, as a result of continued expansion of our prime brokerage area, which, among other activities, provides financing on a collateralized basis to hedge funds.
The ratio of impaired loans to total loans continued to improve. It was 0.6% in first quarter 2007, down from 0.7% in fourth quarter 2006. The level of impaired loans was CHF 2,478 million in first quarter, down 5.7% from last quarter's CHF 2,628 million.

Credit loss (expense) / recovery
	Quarter ended			% change from
CHF million	31.3.07	31.12.06	31.3.06	4Q06	1Q06
Global Wealth Management & Business Banking	21	11	53	91	(60)
Investment Bank	(20)	10	30
UBS	1	21	83	(95)	(99)

Allowances and provisions for credit losses
CHF million	Wealth Management International & Switzerland		Wealth Management US		Business Banking Switzerland		Global Wealth Management & Business Banking		Investment Bank		Others [1]		UBS
As of	31.3.07	31.12.06	31.3.07	31.12.06	31.3.07	31.12.06	31.3.07	31.12.06	31.3.07	31.12.06	31.3.07	31.12.06	31.3.07	31.12.06
Due from banks	167	160	834	1,096	5,026	4,989	6,027	6,245	50,161	43,612	469	506	56,657	50,363
Loans	72,620	67,822	16,657	16,549	138,106	138,405	227,383	222,776	105,313	90,867	113	104	332,809	313,747
Total lending portfolio, gross [2]	72,787	67,982	17,491	17,645	143,132	143,394	233,410	229,021	155,474	134,479	582	610	389,466 [3]	364,110 [3]
Allowances for credit losses	(11)	(10)	(10)	(10)	(1,100)	(1,139)	(1,121)	(1,159)	(115)	(97)	0	0	(1,236)	(1,256)
Total lending portfolio, net	72,776	67,972	17,481	17,635	142,032	142,255	232,289	227,862	155,359	134,382	582	610	388,230 [3]	362,854 [3]
Impaired lending portfolio, gross	4	4	10	10	2,324	2,493	2,338	2,507	140	121	0	0	2,478	2,628
Estimated liquidation proceeds of collateral for impaired loans	0	0	0	0	(943)	(1,034)	(943)	(1,034)	(19)	(25)	0	0	(962)	(1,059)
Impaired lending portfolio, net of collateral	4	4	10	10	1,381	1,459	1,395	1,473	121	96	0	0	1,516	1,569
Allocated allowances for impaired lending portfolio	4	4	10	10	1,073	1,107	1,087	1,121	115	97	0	0	1,202	1,218
Other allowances and provisions	7	6	0	0	97	104	104	110	4	4	0	0	108	114
Total allowances and provisions for credit losses	11	10	10	10	1,170	1,211	1,191	1,231	119	101	0	0	1,310	1,332

Ratios
Allowances and provisions as a % of total lending portfolio, gross	0.0	0.0	0.1	0.1	0.8	0.8	0.5	0.5	0.1	0.1	0.0	0.0	0.3	0.4
Impaired lending portfolio as a % of total lending portfolio, gross	0.0	0.0	0.1	0.1	1.6	1.7	1.0	1.1	0.1	0.1	0.0	0.0	0.6	0.7
Allocated allowances as a % of impaired lending portfolio, gross	100.0	100.0	100.0	100.0	46.2	44.4	46.5	44.7	82.1	80.2	0.0	0.0	48.5	46.3
Allocated allowances as a % of impaired lending portfolio, net of collateral	100.0	100.0	100.0	100.0	77.7	75.9	77.9	76.1	95.0	101.0	0.0	0.0	79.3	77.6
1 Includes Global Asset Management and Corporate Center. 2 Excludes loans designated at fair value. 3 Excludes CHF 101 million and CHF 93 million gross loans from industrial holdings for the quarters ended 31 March 2007 and 31 December 2006.

Market risk
Market risk arises primarily in UBS's trading activities, which are mainly in the Investment Bank, with limited activity in wealth management to facilitate private client business, and in asset management to support our alternative and quantitative investments area. Additionally, our Treasury department (part of Corporate Center) assumes foreign exchange and interest rate risk as a result of its balance sheet and capital management responsibilities.
Credit, interest rate and equities market sentiment in first quarter was dominated by concerns about the US economy, inflation and housing market. The US sub-prime mortgage market suffered a major dislocation in February resulting in significant markdowns and reduced liquidity, with limited contagion to other markets. The upward trend of equity markets came to a halt at the end of February with sharp falls in market indices and an upward spike in associated volatilities. For the quarter as a whole, most indices were marginally up from year-end levels.
Investment Bank Value at Risk (VaR) continued the upward trend seen at the end of 2006 and was generally more volatile than in previous quarters. Average VaR (10-day, 99% confidence, 5 years of historical data) increased to CHF 517 million from CHF 391 million in fourth quarter 2006, while the range (the difference between maximum and minimum VaR) increased to CHF 258 million from CHF 162 million.
As reported for fourth quarter 2006, the integration of Pactual from 1 December 2006 has resulted in an increase in average VaR for the Investment Bank. In first quarter, the inclusion of Pactual for the full period had a more pronounced impact, and contributed to the higher and more volatile interest rate VaR.
Towards the end of 2006, we increased our exposure to general equity market movements and this stance was maintained for much of first quarter 2007. This not only increased equity VaR but also reduced the offsetting effect that equity positions have, in the past, typically provided against interest rate exposure.
Other significant contributors to the level and variability of VaR were increased credit spread exposure towards the end of the quarter, and a number of equity proprietary trading opportunities.
Average VaR for UBS as a whole was CHF 516 million in first quarter, up from CHF 395 million in fourth quarter 2006. As in the previous quarter, Investment Bank VaR exceeded UBS VaR on occasions - including quarter-end - as Corporate Center exposures provided some offset to Investment Bank positions.
Global Asset Management seed money and co-investments in alternative and quantitative funds are now accounted for as financial investments, consistent with equivalent investments in other UBS funds, and are no longer included in VaR reported for Global Asset Management.
"Backtesting" compares 1-day VaR calculated on positions at the close of each business day with the actual revenues arising on those positions on the next business day (excluding intraday trading revenues, fees and commissions). It is used to monitor the quality of the VaR model. The graph below shows these daily backtesting revenues and the corresponding 1-day VaR over the last 12 months, for positions subject to market risk regulatory capital based on the VaR model. As in previous quarters, we had no backtesting exceptions in first quarter.

As an essential complement to VaR, we run macro stress scenarios bringing together various combinations of potential market moves to reflect the most common types of possible stress event. These include a developed country market crash with a range of yield curve and credit spread behavior, and emerging market crises with and without currency pegs breaking. We also run a general recovery scenario. The standard scenarios are run daily and it is against these that we set limits on our stress loss exposure, track its development and make comparisons from one period to the next. The macro scenarios are supplemented as necessary by specific scenarios targeting individual sectors or reflecting current concerns.
Investment Bank stress exposure, like VaR, followed the trend seen at the end of the previous quarter and was on average higher and more volatile in first quarter. Late in the quarter, exposures to more extreme tail events were reduced to below the year-end 2006 level.
VaR and stress measures control our overall portfolio exposure but we also apply concentration controls on exposure to individual market risk variables, such as individual equity markets, individual currency interest and exchange rates, and single names. The diversification of risks and avoidance of undue concentrations are key components of our risk control process.

UBS: Value at Risk (10-day, 99% confidence, 5 years of historical data)
		Quarter ended 31.3.07				Quarter ended 31.12.06
CHF million	Limits	Min.	Max.	Average	31.3.07	Min.	Max.	Average	31.12.06
Business Groups
Investment Bank [1,2]	775	416	674	517	582	331	493	391	473
Global Asset Management [3]	30	3	10	7	3	9	13	10	10
Global Wealth Management & Business Banking	25	3	5	4	3	4	10	7	5
Corporate Center	100	20	41	32	24	25	43	34	27
Diversification effect		[4]	[4]	(45)	(48)	[4]	[4]	(47)	(52)
Total	850	407	686	516	564	336	491	395	464
1 Includes risk managed by Dillon Read Capital Management. 2 Includes Pactual from 1 December 2006. 3 Only covers UBS positions in alternative and quantitative investments. During first quarter 2007 seed money and co-investments in these funds were reclassified as financial investments and they are no longer included in reported VaR. 4 As the minimum and maximum occur on different days for different Business Groups, it is not meaningful to calculate a portfolio diversification effect.

Investment Bank: Value at Risk (10-day, 99% confidence, 5 years of historical data)
	Quarter ended 31.3.07				Quarter ended 31.12.06
CHF million	Min.	Max.	Average	31.3.07	Min.	Max.	Average	31.12.06
Risk type
Equities	154	306	218	216	154	234	176	232
Interest rates	367	574	443	474	323	516	406	405
Foreign exchange	15	73	33	39	19	64	31	40
Energy, metals and commodities	32	83	49	43	28	59	40	44
Diversification effect	[1]	[1]	(225)	(191)	[1]	[1]	(262)	(248)
Total	416	674	517	582	331	493	391	473
1 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

UBS: Value at Risk (1-day, 99% confidence, 5 years of historical data)1
	Quarter ended 31.3.07				Quarter ended 31.12.06
CHF million	Min.	Max.	Average	31.3.07	Min.	Max.	Average	31.12.06
Investment Bank [2]	141	253	183	206	129	185	150	160
UBS	145	254	184	206	131	191	151	162
1 10-day and 1-day VaR results are separately calculated from underlying positions and historical market moves. They cannot be inferred from each other. 2 Positions in the Investment Bank subject to market risk regulatory capital contributed average VaR of CHF 178 million in first quarter 2007 and CHF 149 million in fourth quarter 2006.

Operational risk
Operational losses can be caused by external factors, deliberate, accidental or natural, or failures of internal processes, people or systems. They can unfortunately never be entirely eliminated. Especially in today's environment of complex global processes, low regulatory tolerance for error, and growing propensity for litigation, operational risk runs alongside market and credit risk as one of UBS's principal risk classes.
Our operational risk framework, into which we have been investing considerable management time and effort, aims to contain the levels of risk, and to ensure that we have sufficient information to make informed decisions about additional or adjusted controls.
As far as accounting for operational risks is concerned, many potential causes of loss are identified before the probability, timing, or amounts of future cost are known with certainty. IFRS (International Financial Reporting Standards) requires us to make a provision, based on the best estimate of a liability, when it is probable that a payment will be required, even if the amount to be paid has not yet been exactly determined. This requires the exercise of judgment. Once we are able to quantify any potential operational risk more accurately, the corresponding provision is revised up or down.

Global Wealth Management & Business Banking
Global Wealth Management & Business Banking's pre-tax profit was a record CHF 2,244 million in first quarter 2007, an increase of 3% from fourth quarter 2006. Pre-tax profit for the international and Swiss wealth management businesses, at an all-time high of CHF 1,501 million, was up 6% from fourth quarter 2006. Wealth Management US's pre-tax profit was CHF 171 million, down slightly from fourth quarter 2006. Net new money inflows from the wealth management businesses were CHF 44.8 billion in first quarter, more than double last quarter's performance. Business Banking Switzerland's pre-tax profit was CHF 572 million, down 4% from fourth quarter 2006.

Business Group reporting
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.07	31.12.06	31.3.06	4Q06	1Q06
Income	5,961	5,666	5,388	5	11
Adjusted expected credit loss [1]	50	34	43	47	16
Total operating income	6,011	5,700	5,431	5	11
Cash components	2,595	2,275	2,301	14	13
Share-based components [2]	82	82	77	0	6
Total personnel expenses	2,677	2,357	2,378	14	13
General and administrative expenses	712	775	707	(8)	1
Services (to) / from other business units	301	295	258	2	17
Depreciation of property and equipment	52	65	52	(20)	0
Amortization of intangible assets	25	19	15	32	67
Total operating expenses	3,767	3,511	3,410	7	10
Business Group performance before tax	2,244	2,189	2,021	3	11

KPIs
Cost / income ratio (%) [3]	63.2	62.0	63.3

Capital return and BIS data
Return on allocated regulatory capital (%) [4]	41.0	39.3	39.8
BIS risk-weighted assets	160,475	155,158	150,969	3	6
Goodwill and excess intangible assets [5]	6,284	5,978	5,391	5	17
Allocated regulatory capital [6]	22,332	21,494	20,488	4	9

Additional information
Invested assets (CHF billion)	2,229	2,123	1,965	5	13
Net new money (CHF billion) [7]	47.5	20.0	35.4
Client assets (CHF billion)	3,436	3,337	3,070	3	12
Personnel (full-time equivalents)	48,931	48,034	44,488	2	10
1 In management accounts, adjusted expected credit loss rather than credit loss expense or recovery is reported for the business groups (see note 2 to the financial statements). 2 Additionally includes social security contributions and expenses related to alternative investment awards. 3 Operating expenses / income. 4 Year to date Business Group performance before tax (annualized as applicable) / allocated regulatory capital year to date average. 5 Goodwill and intangible assets in excess of 4% of BIS Tier 1 Capital. 6 10% of BIS risk-weighted assets plus goodwill and excess intangible assets. 7 Excludes interest and dividend income.

Wealth Management International & Switzerland

Business Unit reporting
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.07	31.12.06	31.3.06	4Q06	1Q06
Income	3,071	2,820	2,649	9	16
Adjusted expected credit loss [1]	(8)	(7)	(7)	14	14
Total operating income	3,063	2,813	2,642	9	16
Cash components	885	718	749	23	18
Share-based components [2]	35	37	28	(5)	25
Total personnel expenses	920	755	777	22	18
General and administrative expenses	232	240	208	(3)	12
Services (to) / from other business units	381	372	362	2	5
Depreciation of property and equipment	20	24	17	(17)	18
Amortization of intangible assets	9	4	2	125	350
Total operating expenses	1,562	1,395	1,366	12	14
Business Unit performance before tax	1,501	1,418	1,276	6	18

KPIs
Invested assets (CHF billion)	1,197	1,138	1,039	5	15
Net new money (CHF billion) [3]	33.9	19.0	24.7
Gross margin on invested assets (bps) [4]	105	101	105	4	0
Cost / income ratio (%) [5]	50.9	49.5	51.6
Cost / income ratio excluding the European wealth management business (%) [5]	46.5	45.2	47.4
Client advisors (full-time equivalents)	5,050	4,742	4,286	6	18
Client advisor productivity
Revenues per advisor (CHF thousand) [6]	627	605	628	4	0
Net new money per advisor (CHF thousand) [7]	6,924	4,074	5,853
Invested assets per advisor (CHF thousand) [8]	238,460	238,422	239,455	0	0

International clients
Income	2,274	2,071	1,922	10	18
Invested assets (CHF billion)	911	862	774	6	18
Net new money (CHF billion) [3]	29.4	18.9	21.8
Gross margin on invested assets (bps) [4]	103	99	102	4	1

European wealth management (part of international clients)
Income	282	272	236	4	19
Invested assets (CHF billion)	152	144	127	6	20
Net new money (CHF billion) [3]	5.4	1.8	6.5
Client advisors (full-time equivalents)	937	870	820	8	14
1 In management accounts, adjusted expected credit loss rather than credit loss expense or recovery is reported for the business groups (see note 2 to the financial statements). 2 Additionally includes social security contributions and expenses related to alternative investment awards. 3 Excludes interest and dividend income. 4 Income (annualized) / average invested assets. 5 Operating expenses / income. 6 Income / average number of client advisors. 7 Net new money / average number of client advisors. 8 Average invested assets / average number of client advisors.

Business Unit reporting (continued)
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.07	31.12.06	31.3.06	4Q06	1Q06

Swiss clients
Income	797	749	727	6	10
Invested assets (CHF billion)	286	276	265	4	8
Net new money (CHF billion) [1]	4.5	0.1	2.9
Gross margin on invested assets (bps) [2]	113	110	112	3	1

Capital return and BIS data
Return on allocated regulatory capital (%) [3]	83.3	81.2	83.3
BIS risk-weighted assets	56,836	51,485	47,736	10	19
Goodwill and excess intangible assets [4]	1,839	1,740	1,579	6	16
Allocated regulatory capital [5]	7,523	6,889	6,353	9	18

Additional information
Recurring income [6]	2,267	2,146	1,921	6	18
Client assets (CHF billion)	1,508	1,436	1,309	5	15
Personnel (full-time equivalents)	14,173	13,564	12,149	4	17
1 Excludes interest and dividend income. 2 Income (annualized) / average invested assets. 3 Year to date Business Unit performance before tax (annualized as applicable) / allocated regulatory capital year to date average. 4 Goodwill and intangible assets in excess of 4% of BIS Tier 1 Capital. 5 10% of BIS risk-weighted assets plus goodwill and excess intangible assets. 6 Interest, asset-based fees for portfolio management and fund distribution, account-based and advisory fees.

Key performance indicators
Net new money in first quarter 2007 was at an all-time high of CHF 33.9 billion, up from CHF 19.0 billion in fourth quarter 2006. The international clients area reported inflows of CHF 29.4 billion, with strong contributions from all regions. The Swiss clients area showed a record inflow of CHF 4.5 billion, up from CHF 0.1 billion in fourth quarter 2006, reflecting solid inflows in all client segments and in Geneva, Zurich, and Northern and Western Switzerland.

Invested assets on 31 March 2007 were CHF 1,197 billion, up CHF 59 billion, or 5%, from 31 December 2006, due to strong inflows of net new money and rising markets.

In first quarter 2007, the gross margin on invested assets was 105 basis points, up four basis points from fourth quarter 2006. Recurring income made up 78 basis points of the margin, up one basis point from the previous quarter. The increase was driven by higher asset-based fees, the annual booking of trust fees, and alternative investment performance fees, although they were partly offset by the increase in the average asset base. Non-recurring income comprised 27 basis points of the gross margin, up three basis points from fourth quarter 2006, with the increase mainly due to strong brokerage fees and sales commissions.

In first quarter 2007, the cost / income ratio was 50.9%, up 1.4 percentage points from fourth quarter, mainly a result of increasing personnel expenses. Excluding the European wealth management business, the cost / income ratio in first quarter 2007 was 46.5%, up 1.3 percentage points from fourth quarter 2006.

European wealth management
The inflow of net new money was CHF 5.4 billion in first quarter 2007, up from the CHF 1.8 billion inflow in fourth quarter 2006, with positive contributions from all markets.

The level of invested assets rose to an all-time high of CHF 152 billion on 31 March 2007, up from CHF 144 billion on 31 December 2006. The gain was a result of the inflows of net new money and rising markets.

Income in first quarter 2007 increased by 4% to a record CHF 282 million from CHF 272 million last quarter, reflecting the increase in invested assets.

The number of client advisors was 937 on 31 March 2007, up from 870 at the end of last year as we added client advisors in all target markets.
Results
In first quarter 2007, pre-tax profit, at a record CHF 1,501 million, was up 6% from CHF 1,418 million in fourth quarter 2006.
Operating income
Total operating income, at CHF 3,063 million in first quarter 2007, increased 9% from CHF 2,813 million in fourth quarter 2006. Recurring income rose CHF 121 million to CHF 2,267 million, benefiting from the higher asset base. Non-recurring income, up CHF 130 million or 19% at CHF 804 million, benefited from significantly higher client activity.

Operating expenses
Operating expenses were CHF 1,562 million in first quarter 2007, up CHF 167 million or 12% from CHF 1,395 million in fourth quarter 2006. Personnel expenses increased to CHF 920 million in first quarter 2007 from CHF 755 million in fourth quarter 2006, mainly reflecting higher performance-related accruals, which were above their levels in fourth quarter 2006. Moreover, personnel expenses also rose due to hiring of new staff and higher costs for our employee pension plan in Switzerland related to its change from a defined benefit to a defined contribution plan under Swiss law. General and administrative expenses were CHF 232 million, down CHF 8 million from fourth quarter 2006 as a result of the release of previously made provisions. Expenses for services from other business units rose by CHF 9 million to CHF 381 million in first quarter 2007. Depreciation declined to CHF 20 million in first quarter 2007 from CHF 24 million in fourth quarter 2006.
Personnel
The number of personnel was 14,173 on 31 March 2007, up 609 from 13,564 on 31 December 2006. Much of the increase was in Asia Pacific, Switzerland and Europe, where our business continued to grow. We added 189 new client advisors internationally and 119 in Switzerland. We also employed new product specialists and operations staff in Asia Pacific, Switzerland and Europe.

Wealth Management US

Business Unit reporting
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.07	31.12.06	31.3.06	4Q06	1Q06
Income	1,610	1,582	1,478	2	9
Adjusted expected credit loss [1]	0	0	0
Total operating income	1,610	1,582	1,478	2	9
Cash components	1,073	985	935	9	15
Share-based components [2]	35	31	33	13	6
Total personnel expenses	1,108	1,016	968	9	14
General and administrative expenses	216	282	227	(23)	(5)
Services (to) / from other business units	80	76	65	5	23
Depreciation of property and equipment	19	19	19	0	0
Amortization of intangible assets	16	15	13	7	23
Total operating expenses	1,439	1,408	1,292	2	11
Business Unit performance before tax	171	174	186	(2)	(8)

KPIs
Invested assets (CHF billion)	868	824	768	5	13
Net new money (CHF billion) [3]	10.9	2.7	8.9
Net new money including interest and dividend income (CHF billion) [4]	16.8	9.1	14.3
Gross margin on invested assets (bps) [5]	76	77	78	(1)	(3)
Cost / income ratio (%) [6]	89.4	89.0	87.4
Recurring income [7]	987	915	831	8	19
Financial advisor productivity
Revenues per advisor (CHF thousand) [8]	203	201	198	1	3
Net new money per advisor (CHF thousand) [9]	1,375	343	1,195
Invested assets per advisor (CHF thousand) [10]	106,724	103,902	102,055	3	5

Capital return and BIS data
Return on allocated regulatory capital (%) [11]	11.1	10.2	13.1
BIS risk-weighted assets	18,497	18,308	18,073	1	2
Goodwill and excess intangible assets [12]	4,445	4,238	3,812	5	17
Allocated regulatory capital [13]	6,295	6,069	5,619	4	12

Additional information
Client assets (CHF billion)	944	909	856	4	10
Personnel (full-time equivalents)	19,005	18,557	16,987	2	12
Financial advisors (full-time equivalents)	7,974	7,880	7,374	1	8
1 In management accounts, adjusted expected credit loss rather than credit loss expense or recovery is reported for the business groups (see note 2 to the financial statements). 2 Additionally includes social security contributions and expenses related to alternative investment awards. 3 Excludes interest and dividend income. 4 For purposes of comparison with US peers. 5 Income (annualized) / average invested assets. 6 Operating expenses / income. 7 Interest, asset-based fees for portfolio management and fund distribution, account-based and advisory fees. 8 Income (including net goodwill funding) / average number of financial advisors. 9 Net new money / average number of financial advisors. 10 Average invested assets / average number of financial advisors. 11 Year to date Business Unit performance before tax (annualized as applicable) / allocated regulatory capital year to date average. 12 Goodwill and intangible assets in excess of 4% of BIS Tier 1 Capital. 13 10% of BIS risk-weighted assets plus goodwill and excess intangible assets.

Key performance indicators
Net new money in first quarter 2007 was CHF 10.9 billion, much higher than CHF 2.7 billion in fourth quarter 2006. This is a result of inflows from both existing and new clients. Inflows are usually strong in first quarter, and this year they were at record levels.
Including interest and dividends, net new money in first quarter 2007 was CHF 16.8 billion, up from CHF 9.1 billion in fourth quarter 2006.

Invested assets were CHF 868 billion on 31 March 2007, up 5% from CHF 824 billion on 31 December 2006. This is due to the inclusion of assets from McDonald Investments, and strong inflows of net new money. In US dollar terms, invested assets also increased 5% from fourth quarter 2006.

Gross margin on invested assets was 76 basis points in first quarter 2007, down one basis point from fourth quarter 2006. This mainly reflected the lower non-recurring margin, which fell as the previous quarter had higher performance fees. This was partly offset by an increased recurring income margin.

The cost / income ratio was 89.4% in first quarter 2007, up from 89.0% in fourth quarter 2006. The increase reflects a rise in personnel expenses, mainly related to the integration of staff from McDonald Investments and hiring related to growth initiatives for our products and services capabilities. Operating income was up marginally in first quarter 2007, as the increase in recurring revenues was mostly offset by a decline in non-recurring income.

Recurring income stood at a record CHF 987 million in first quarter 2007, up 8% from CHF 915 million in fourth quarter 2006. Excluding the effects of currency fluctuations, recurring income increased 7% between fourth quarter 2006 and first quarter 2007. Managed account fees rose, as did fees on non-proprietary funds. Recurring income as a percentage of total income represented approximately 61% of total revenues in first quarter 2007.

Revenue per advisor in first quarter 2007 was CHF 203,000, up from CHF 201,000 in fourth quarter, as revenue increased at a slightly higher rate than the growth in the number of financial advisors. The number of financial advisors was 7,974 on 31 March 2007, up 94 from 7,880 on 31 December 2006. This increase is a result of the first-time inclusion of McDonald advisors, partly offset by attrition among existing advisors.

Initiatives and achievements
Investing in growth
In previous quarterly reports, we outlined our strategy to capture the growth opportunities in the US market. We have set ourselves ambitious targets for the next four years in terms of scale and profitability, and we want to reach them by consistently delivering the best possible experience to clients in the US, including ultra-high net worth clients. To achieve them, we are currently making a number of strategic investments in our business. To most effectively service our clients, we have to ensure that advisors have robust training and development resources available and are supported by advanced infrastructure. This includes efficient processes and IT systems. This is in line with the steady and significant progress in integrating our business with Global Wealth Management & Business Banking.
Results
In first quarter 2007, pre-tax profit was CHF 171 million, down 2% from CHF 174 million in fourth quarter 2006. In US dollar terms, pre-tax profit fell 3%.

Operating income
Total operating income in first quarter 2007 was CHF 1,610 million, up from CHF 1,582 million in fourth quarter 2006. This reflected a record level of recurring income as managed account fees rose, as did fees on non-proprietary funds. This was partly offset by lower non-recurring revenue, which fell mainly as a result of lower performance fees in first quarter 2007. In US dollar terms, operating income was 1% higher than in fourth quarter.
Operating expenses
In first quarter 2007, total operating expenses were CHF 1,439 million, up from CHF 1,408 million in fourth quarter 2006. In US dollar terms, operating expenses were up 1% from the prior quarter.
Personnel expenses were CHF 1,108 million in first quarter 2007, up 9% from CHF 1,016 million in fourth quarter 2006. This is a result of increased performance-related compensation, higher salary costs due to the integration of personnel from McDonald Investments, and the hiring of additional non-financial advisor staff for growth initiatives. In US dollar terms, personnel expenses increased 8% from the previous quarter.
Non-personnel expenses, which include general and administrative, depreciation and amortization expenses, decreased 16% to CHF 331 million in first quarter 2007 from CHF 392 million in fourth quarter 2006. The decline was mainly the result of lower legal provisions. In US dollar terms, first quarter 2007 non-personnel expenses were also 16% lower than in fourth quarter 2006.
Personnel
The number of personnel was 19,005 on 31 March 2007, up from 18,557 on 31 December 2006. The number of non-financial advisor staff was 11,031 on 31 March 2007, up 354 from 31 December 2006. The increase in non-financial advisor personnel was due to the integration of McDonald Investments and hiring in support of ongoing growth initiatives in marketing, product and service development, operations and related IT staff.

Business Banking Switzerland

Business Unit reporting
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.07	31.12.06	31.3.06	4Q06	1Q06
Interest income	829	857	819	(3)	1
Non-interest income	451	407	442	11	2
Income	1,280	1,264	1,261	1	2
Adjusted expected credit loss [1]	58	41	50	41	16
Total operating income	1,338	1,305	1,311	3	2
Cash components	637	572	617	11	3
Share-based components [2]	12	14	16	(14)	(25)
Total personnel expenses	649	586	633	11	3
General and administrative expenses	264	253	272	4	(3)
Services (to) / from other business units	(160)	(153)	(169)	(5)	5
Depreciation of property and equipment	13	22	16	(41)	(19)
Amortization of intangible assets	0	0	0
Total operating expenses	766	708	752	8	2
Business Unit performance before tax	572	597	559	(4)	2

KPIs
Invested assets (CHF billion)	164	161	158	2	4
Net new money (CHF billion) [3]	2.7	(1.7)	1.8
Cost / income ratio (%) [4]	59.8	56.0	59.6
Impaired lending portfolio as a % of total lending portfolio, gross	1.6	1.7	2.1

Capital return and BIS data
Return on allocated regulatory capital (%) [5]	26.8	27.5	26.3
BIS risk-weighted assets	85,142	85,365	85,160	0	0
Goodwill and excess intangible assets [6]	0	0	0
Allocated regulatory capital [7]	8,514	8,537	8,516	0	0

Additional information
Deferral (included in adjusted expected credit loss) [1]	129	122	133	6	(3)
Expected credit loss (included in adjusted expected credit loss) [1]	(71)	(81)	(83)	12	14
Client assets (CHF billion)	984	992	905	(1)	9
Personnel (full-time equivalents)	15,753	15,913	15,352	(1)	3
1 In management accounts, adjusted expected credit loss rather than credit loss expense or recovery is reported for the business groups (see note 2 to the financial statements). The adjusted expected credit loss is the difference between expected credit loss and deferrals. The expected credit loss reflects expected average annual impairment costs. The deferral represents the difference between actual credit loss and expected credit loss, amortized over a three-year period. 2 Additionally includes social security contributions and expenses related to alternative investment awards. 3 Excludes interest and dividend income. 4 Operating expenses / income. 5 Year to date Business Unit performance before tax (annualized as applicable) / allocated regulatory capital year to date average. 6 Goodwill and intangible assets in excess of 4% of BIS Tier 1 Capital. 7 10% of BIS risk-weighted assets plus goodwill and excess intangible assets.

Key performance indicators
Invested assets, at CHF 164 billion on 31 March 2007, increased by CHF 3 billion on the strong inflows of net new money, and rising markets.
In first quarter 2007, the inflow of net new money was CHF 2.7 billion, up strongly from the fourth quarter 2006 outflow of CHF 1.7 billion, with strong inflows being recorded in all regions of Switzerland.
The cost / income ratio was 59.8% in first quarter 2007, up 3.8 percentage points from fourth quarter 2006, as the increase in expenses more than offset the growth in revenues.

The loan portfolio, at CHF 143.1 billion on 31 March 2007, was CHF 0.3 billion below its level on 31 December 2006. An increase in private client mortgage volumes was more than offset by lower corporate client demand.
The impaired loan ratio was 1.6% at end-March, down from 1.7% at end-December. Our recovery portfolio was CHF 2.6 billion, unchanged from the end of fourth quarter 2006.

The return on allocated regulatory capital was 26.8% in the first three months of 2007, largely unchanged from the full-year 2006 figure.

Results
In first quarter 2007, Business Banking Switzerland reported a pre-tax profit of CHF 572 million, CHF 25 million or 4% lower than fourth quarter 2006.

Operating income
Total operating income in first quarter 2007 was CHF 1,338 million, up CHF 33 million from fourth quarter 2006. Net interest income, which fell CHF 28 million to CHF 829 million in first quarter 2007, partly reflected the fewer number of days in first quarter compared with fourth quarter 2006. Non-interest income increased to CHF 451 million in first quarter 2007 from CHF 407 million a quarter earlier, mainly due to higher client activity levels. The adjusted expected credit loss was a recovery of CHF 58 million, up from CHF 41 million in fourth quarter 2006.
Operating expenses
Total operating expenses were CHF 766 million in first quarter 2007, up 8% from CHF 708 million a quarter earlier. Personnel expenses increased to CHF 649 million in first quarter 2007 from CHF 586 million in fourth quarter 2006, reflecting higher performance-related accruals, which were above their levels in fourth quarter 2006. Personnel expenses also rose due to higher costs for our employee pension plan in Switzerland related to its change from a defined benefit to a defined contribution plan under Swiss law. General and administrative expenses, at CHF 264 million in first quarter 2007, were up CHF 11 million from fourth quarter 2006. This was mainly due to the fourth quarter release of previously made provisions, which lowered that quarter's expenses correspondingly. Net charges to other business units were CHF 160 million, up CHF 7 million from fourth quarter 2006. Depreciation in first quarter 2007 was CHF 13 million, down CHF 9 million from a quarter earlier due to lower IT and premises writedowns.
Personnel
The number of personnel in Business Banking Switzerland was 15,753 on 31 March 2007, down 160 from 31 December 2006, reflecting an alignment in counting methods that no longer include unpaid long-term absentees as employees.

Global Asset Management
Global Asset Management's pre-tax profit was CHF 404 million in first quarter 2007, up 1% from CHF 400 million in fourth quarter 2006. This largely reflected the increased average asset base, which led to higher management fees across the business.

Business Group reporting
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.07	31.12.06	31.3.06	4Q06	1Q06
Institutional fees	585	570	462	3	27
Wholesale Intermediary fees	412	373	347	10	19
Total operating income	997	943	809	6	23
Cash components	364	419	293	(13)	24
Share-based components [1]	59	65	24	(9)	146
Total personnel expenses	423	484	317	(13)	33
General and administrative expenses	115	133	84	(14)	37
Services (to) / from other business units	43	(87)	29		48
Depreciation of property and equipment	7	10	5	(30)	40
Amortization of intangible assets	5	3	0	67
Total operating expenses	593	543	435	9	36
Business Group performance before tax	404	400	374	1	8

KPI
Cost / income ratio (%) [2]	59.5	57.6	53.8

Institutional
Invested assets (CHF billion)	528	519	466	2	13
of which: money market funds	23	28	18	(18)	28
Net new money (CHF billion) [3]	2.7	5.2	7.1
of which: money market funds	(3.9)	0.7	2.0
Gross margin on invested assets (bps) [4]	45	45	41	0	10
1 Additionally includes social security contributions and expenses related to alternative investment awards. 2 Operating expenses / operating income. 3 Excludes interest and dividend income. 4 Operating income (annualized) / average invested assets.

Business Group reporting (continued)
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.07	31.12.06	31.3.06	4Q06	1Q06

Wholesale Intermediary
Invested assets (CHF billion)	355	347	335	2	6
of which: money market funds	58	59	61	(2)	(5)
Net new money (CHF billion) [1]	2.6	0.3	5.5
of which: money market funds	(1.9)	(0.9)	(1.0)
Gross margin on invested assets (bps) [2]	47	43	42	9	12

Capital return and BIS data
Return on allocated regulatory capital (%) [3]	82.7	84.8	93.5
BIS risk-weighted assets	2,757	2,723	1,765	1	56
Goodwill and excess intangible assets [4]	1,684	1,677	1,427	0	18
Allocated regulatory capital [5]	1,960	1,949	1,604	1	22

Additional information
Invested assets (CHF billion)	883	866	801	2	10
Net new money (CHF billion) [1]	5.3	5.5	12.6
Personnel (full-time equivalents)	3,511	3,436	2,929	2	20
1 Excludes interest and dividend income. 2 Operating income (annualized) / average invested assets. 3 Year to date Business Group performance before tax (annualized as applicable) / allocated regulatory capital year to date average. 4 Goodwill and intangible assets in excess of 4% of BIS Tier 1 Capital. 5 10% of BIS risk-weighted assets plus goodwill and excess intangible assets.

Key performance indicators
The cost / income ratio was 59.5% in first quarter 2007, an increase of 1.9 percentage points from fourth quarter 2006. This reflects lower charges for investment management services to the Investment Bank, partly offset by the increase in management fees.

Institutional
Net new money in first quarter 2007 was CHF 2.7 billion, down from CHF 5.2 billion in fourth quarter 2006. Excluding money market flows, which tend to experience larger quarterly swings than other asset classes, net new money was CHF 6.6 billion for the quarter, up from CHF 4.5 billion in fourth quarter 2006. Net inflows into fixed income, alternative and quantitative investments, multi-asset mandates and real estate were partly offset by net outflows from equity mandates.

Institutional invested assets were CHF 528 billion on 31 March 2007, up CHF 9 billion from 31 December 2006. The increase reflects higher financial markets, net new money inflows, and positive currency impacts.
The gross margin, at 45 basis points in first quarter, was unchanged compared with the prior quarter. Performance-related fees in alternative and quantitative investments remained strong but fell slightly compared with the even stronger fourth quarter 2006 result. This was offset by the impact of a full quarter of fees earned from Pactual's asset management business.

Wholesale intermediary
Net new money in first quarter 2007 was CHF 2.6 billion, compared with CHF 0.3 billion in fourth quarter 2006. Excluding money market fund flows, net new money was CHF 4.5 billion for the quarter, up from CHF 1.2 billion in fourth quarter 2006. Net inflows into multi-asset, equity and real estate funds were partly offset by outflows in fixed income funds.

Invested assets were CHF 355 billion on 31 March 2007, up CHF 8 billion from 31 December 2006. The increase reflects higher financial markets, net new money inflows and positive currency impacts.

The gross margin was 47 basis points in first quarter 2007, an increase of 4 basis points from fourth quarter, reflecting the impact of a full quarter of fees earned from Pactual's asset management business, and higher performance fees from equity funds.

Investment capabilities and performance
Our actively managed Global Equity composite underperformed its benchmark in the quarter, largely due to weak stock selection in the banking, technology and consumer sectors and an underweight position in materials. This was partly offset by good stock selection in healthcare and insurance.
Regional equity performance for the quarter was varied. The US equity and US equity 130-30 long-short strategies underperformed, largely due to unfavorable stock selection, particularly in the banking sector. UK, European and Japanese equity performances were also behind benchmarks, while Asian, Australian, emerging markets and small caps outperformed, driven by strong stock selection.
All growth equity capabilities had strong absolute and relative returns versus their respective benchmarks in first quarter.
At the end of the quarter, yields in developed fixed income markets were either largely unchanged or modestly higher from the beginning of the year. Parts of the structured credit market, however, suffered from concerns related to the US mortgage securities market. This outweighed the positive impact on performance from active interest rate positioning as it negatively affected the relative returns of a number of active bond strategies in the US, as well as the Absolute Return Bond strategy.
Balanced (multi-asset) portfolios generally underperformed their benchmarks over the quarter. Asset allocation was broadly flat to slightly negative in terms of performance contribution. The overweight stance towards US equities and an underweighting of Australian and Continental European equities detracted from performance. The overweighting of Netherlands equities and an underweight stance in bonds positively contributed to performance.
Currency strategies were a drag on performance in balanced strategies for the quarter.
Our main absolute return portfolios, the Dynamic Alpha Strategies, were broadly flat on the quarter. The positive stance toward equities and short position toward bonds positively contributed to returns. However, this was offset by currency and security selection.
Alternative and quantitative investments performed well in first quarter. The O'Connor single manager funds produced positive returns across the majority of their strategies as a result of the low correlation to equity and bond markets. The multi-manager platform also achieved positive performance across its core hedge fund of funds offerings during the quarter. Invested assets for alternative and quantitative investments grew by 7% during the quarter, driven by performance and the continued diversification of capabilities.
Global real estate saw continued growth in assets on the back of favorable market conditions in first quarter. Invested assets in our real estate security funds increased by some 44%. Performance in real estate security funds remained solid. Outperformance was achieved on the back of positive country and stock selection while the European and Australian real estate security funds benefited from favorable stock allocation. Our private real estate funds, in particular the US-based direct investment funds, again provided solid returns during the quarter.

Annualized
Composite	1 year	3 years	5 years	10 years
Global Equity Composite vs. MSCI World Equity (Free) Index	-	-	-	+
Global Bond Composite vs. Citigroup World Government Bond Index	-	-	-	-
Global Securities Composite vs. Global Securities Markets Index	-	+	+	+
US Large Cap Select Growth Equity Composite vs. Russell 1000 Growth Index	-	+ [1]	+ [1]	N/A
US Large Cap Equity Composite vs. Russell 1000 Index	-	+	+	+
Global Real Estate Securities (hedged in CHF) [2] vs. FTSE EPRA/NAREIT Global Real Estate Index (hedged in CHF) [3]	+	+	+ [3]	+ [2,3]
(+) above benchmark; (-) under benchmark; (=) equal to benchmark. All are after fees. A composite is an aggregation of one or more portfolios in a single group that is representative of a particular strategy, style, or objective. The composite is the asset-weighted average of the performance results of all the portfolios it holds.

1 Performance data for 3 and 5 years is for UBS AG, NY Branch Large Cap Select Growth Composite, which is managed in a substantially similar manner to the US Large Cap Select Growth Equity Composite. 2 Composite figures since 31 December 1999. For 10-year annualized returns the Investment Group UBS AST Immobilien Ausland is used as the performance reference (inception: 9 May 1990). 3 Prior to April 2004, the reference index is the GPR General Index Europe (CHF, unhedged) and thereafter it is linked to the benchmark FTSE EPRA/NAREIT Global Real Estate Index (total return, hedged into CHF) to calculate 3-, 5- and 10-year returns. Reference index returns are provided for reference purposes only. From 31 March 2004 to 30 September 2005 returns for the FTSE EPRA/ NAREIT Global Real Estate Index hedged into Swiss francs are based on published data, while currency translation and hedging into Swiss francs are calculated internally. Thereafter, UBS has contracted with FTSE, the index provider, to provide on a customized request basis, Swiss franc hedged returns for the FTSE EPRA/ NAREIT Global Real Estate Index.

Results
Pre-tax profit in first quarter 2007 was CHF 404 million, an increase of 1% compared with CHF 400 million in fourth quarter 2006.

Operating income
Total operating income in first quarter 2007 was CHF 997 million, up 6% from CHF 943 million in the previous quarter. Institutional revenues were CHF 585 million in first quarter 2007, up from CHF 570 million in fourth quarter 2006, reflecting increased management fees across the business, higher performance fees from the Dillon Read Capital Management (DRCM) outside investor fund and the impact of a full quarter of fees earned by the Pactual asset management business. Performance fees in alternative and quantitative investments, while still robust, were lower than the very strong level of the prior quarter. Wholesale intermediary revenues were CHF 412 million in first quarter 2007, up from CHF 373 million in fourth quarter 2006. This was mainly a result of increased management fees, reflecting the higher average asset base during the quarter, the inclusion of a full quarter of revenues from Pactual's asset management business and higher performance fees from equity funds.
Operating expenses
Total operating expenses increased to CHF 593 million in first quarter 2007, up from CHF 543 million a quarter earlier, mainly reflecting lower charges-out for investment management services to the Investment Bank. Personnel expenses were CHF 423 million in first quarter 2007, down from CHF 484 million in fourth quarter, mostly due to lower incentive-based compensation. General and administrative expenses decreased to CHF 115 million in first quarter 2007 from CHF 133 million in fourth quarter 2006, as the prior quarter included significant investments in business support areas and IT as well as costs related to the launch of DRCM's first outside investor fund. Net charges-in from other business groups were CHF 43 million in first quarter 2007, compared with net charges-out to other business groups of CHF 87 million in last quarter. This was mainly a result of substantially lower charges to the Investment Bank for investment management services provided by DRCM, driven by a fall in trading revenues, as well as increased charges from ITI for IT services.
New initiatives need continued attention to ensure they deliver the best long-term value to our shareholders and clients. The development of Dillon Read Capital Management, including its return on UBS proprietary capital, interest from third-party investors and the initiative's operational complexity, has not met our original expectations. Our executive team conducted a review of its prospects. As a result, we are considering whether or not we should redeem the recently launched external fund of DRCM and explore alternatives for clients currently invested in the fund. We are also looking at DRCM's structure, and evaluating how UBS's proprietary capital would best be managed.
Personnel
The number of employees was 3,511 on 31 March 2007, up 2% from 3,436 on 31 December 2006, mainly related to hiring in fund services as a result of business growth.

Pension fund solutions
In the past, running a pension fund seemed like a relatively straightforward proposition. Contributions were invested in the equity and bond markets and then dutifully administered. After thirty years or so, when an employee retired, the money had grown sufficiently to finance the promised benefits. When market volatility caused asset and liability values to diverge, it was assumed that the passage of time would help to narrow any gaps. In rising equity markets, the pension fund might even have earned some additional money above and beyond its obligations to retirees.
Now, declining interest rates, increasing life expectancy and the growing cost of servicing pension funds have resulted in the value of the liabilities of many corporate pension plans significantly increasing in relative size. In some cases, they even dwarf the market value of the companies themselves. Also, regulatory changes in many countries have increased the focus on the short-term financial health of plans, increasingly imposing corrective actions if a plan's funding ratio (the ratio of plan assets to its liabilities) deteriorates significantly. Compounding matters, the relatively low level of interest rates in the past five years has raised liability valuations (liability values move inversely to interest rates), while the equity market volatility of the late 1990s and early 2000s has created widespread awareness that many plans are overly reliant on equity market returns.
Of course, corporations always have the option to place more money into the plan whenever needed to improve the funding ratio. But this approach can be expensive and, for some companies, simply not financially viable. As a result, pension funds are looking for ways to better manage their funding ratios and the associated risk. UBS has recognized and responded to this by developing a sophisticated investment approach to help clients meet the current challenges. In simple terms, this means buying assets that generate the returns needed to pay out employee retirement benefits while still carefully managing the risks of shorter-term fluctuations in plan funding ratios. Pension strategies need to be designed and managed in conjunction with plan liabilities, taking into account the plan's structure, its projected outflows, and the valuation of liabilities under changing accounting rules.
Understanding the specific objectives and risk tolerance of each plan is critical. These are affected by the funding ratio, as well as other factors, such as the maturity of the plan or the corporation's ability and willingness to contribute additional money. Based on these factors, the next step is to design solutions that better meet the plan's goal by efficiently taking risks relative to the plan's liabilities. Typically this is done by utilizing sophisticated interest rate and inflation management techniques to better align asset and liability returns, while at the same time improving the structure and diversification of the asset portfolio. The asset management business calls this approach Asset Liability Investment Solutions (ALIS). The ALIS team is staffed by former pension plan representatives, pension consultants, actuaries, derivatives experts as well as a broad group of investment specialists. It is one of many components of the collaborative, cross-functional global pension initiative that UBS currently has in place, allowing it to bring to bear a wealth of expertise and resources to help sponsors and trustees measure, analyze, manage and implement a variety of pension solutions - and to adapt to the changing environment in which they operate.

Investment Bank
In first quarter 2007, the Investment Bank's pre-tax profit was at an all-time quarterly record of CHF 1,801 million, up 3% from the performance a year earlier. The equities and investment banking areas experienced significant growth in revenues. The fixed income, rates and currencies business saw strong increases in most areas, which were more than offset by losses on the proprietary capital managed by Dillon Read Capital Management (DRCM). A rise in personnel expenses drove total operating expenses higher.

Business Group reporting
	Quarter ended			% change from
CHF million	31.3.07	31.12.06	31.3.06	4Q06	1Q06
Equities	3,128	2,545	2,844	23	10
Fixed income, rates and currencies	2,265	2,018	2,448	12	(7)
Investment banking	865	1,015	666	(15)	30
Income	6,258	5,578	5,958	12	5
Adjusted expected credit loss [1]	2	24	12	(92)	(83)
Total operating income	6,260	5,602	5,970	12	5
Cash components	3,027	2,452	2,809	23	8
Share-based components [2]	362	366	385	(1)	(6)
Total personnel expenses	3,389	2,818	3,194	20	6
General and administrative expenses	769	996	799	(23)	(4)
Services (to) / from other business units	193	312	175	(38)	10
Depreciation of property and equipment	54	91	37	(41)	46
Amortization of intangible assets	54	29	15	86	260
Total operating expenses	4,459	4,246	4,220	5	6
Business Group performance before tax	1,801	1,356	1,750	33	3
1 In management accounts, adjusted expected credit loss rather than credit loss expense or recovery is reported for the business groups (see note 2 to the financial statements). The adjusted expected credit loss is the difference between expected credit loss and deferrals. The expected credit loss reflects expected average annual impairment costs. The deferral represents the difference between actual credit loss and expected credit loss, amortized over a three-year period. 2 Additionally includes social security contributions and expenses related to alternative investment awards.

Business Group reporting (continued)
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.07	31.12.06	31.3.06	4Q06	1Q06

KPIs
Compensation ratio (%) [1]	54.2	50.5	53.6
Cost / income ratio (%) [2]	71.3	76.1	70.8
Impaired lending portfolio as a % of total lending portfolio, gross	0.1	0.1	0.2
Average VaR (10-day, 99% confidence, 5 years of historical data)	517	391	429	32	21

Capital return and BIS data
Return on allocated regulatory capital (%) [3]	30.9	29.4	36.1
BIS risk-weighted assets	182,295	174,599	148,912	4	22
Goodwill and excess intangible assets [4]	5,471	5,465	4,406	0	24
Allocated regulatory capital [5]	23,701	22,925	19,297	3	23

Additional information
Deferral (included in adjusted expected credit loss) [6]	57	68	47	(16)	21
Expected credit loss (included in adjusted expected credit loss) [6]	(55)	(44)	(35)	(25)	(57)
Personnel (full-time equivalents)	22,179	21,899	18,734	1	18
1 Personnel expenses / income. 2 Operating expenses / income. 3 Year to date Business Group performance before tax (annualized as applicable) / allocated regulatory capital year to date average. 4 Goodwill and intangible assets in excess of 4% of BIS Tier 1 Capital. 5 10% of BIS risk-weighted assets plus goodwill and excess intangible assets. 6 In management accounts, adjusted expected credit loss rather than credit loss expense or recovery is reported for the business groups (see note 2 to the financial statements). The adjusted expected credit loss is the difference between expected credit loss and deferrals. The expected credit loss reflects expected average annual impairment costs. The deferral represents the difference between actual credit loss and expected credit loss, amortized over a three-year period.

Key performance indicators
The cost / income ratio in first quarter 2007 was 71.3%, up slightly from 70.8% in the same period a year earlier. Revenue rises were partly offset by increased personnel costs related to higher staff levels and the amortization of intangible assets from the acquisition of Pactual and ABN AMRO's futures and options business.

The compensation ratio in first quarter 2007 was 54.2%, up 0.6% from the same period a year earlier. Performance-related compensation rose in line with revenues. The compensation ratio, however, was distorted by the negative impact from DRCM's losses.

Investment Bank Value at Risk (VaR) continued the upward trend seen at the end of 2006 and was generally more volatile than in previous quarters. Average VaR (10-day, 99% confidence, 5 years of historical data) increased to CHF 517 million from CHF 391 million in fourth quarter 2006, while the range (the difference between maximum and minimum VaR) increased to CHF 258 million from CHF 162 million.
As reported for fourth quarter 2006, the integration of Pactual from 1 December 2006 has resulted in an increase in average VaR for the Investment Bank. In first quarter, the inclusion of Pactual for the full period had a more pronounced impact.

The gross lending portfolio at the Investment Bank rose by CHF 21 billion to CHF 155 billion, as a result of continued expansion of our prime brokerage area, which, among other activities, provides financing on a collateralized basis to hedge funds.

The return on allocated regulatory capital was 30.9% in first quarter 2007, down from 36.1% a year ago, driven by a rise in risk-weighted assets, mainly reflecting higher counterparty risk on the over-the-counter derivatives portfolio and an increase of drawn and undrawn credit facilities for corporate clients. Goodwill and excess intangible assets rose compared with last year due to the acquisitions of Pactual and ABN AMRO's futures and options business.

Results
Pre-tax profit in first quarter 2007 rose 3% from a year earlier to a record CHF 1,801 million.

Operating income
Total operating income in first quarter 2007 was a record CHF 6,260 million, up 5% from the same quarter a year earlier.
The equities business posted record revenues of CHF 3,128 million in first quarter 2007, up 10% from first quarter 2006, when it benefited from gains on NYSE membership seats. All businesses reported stronger revenues, but the most significant gains were in derivatives, proprietary trading, and equity capital markets. Cash equity revenues saw solid growth as strong global volumes drove higher commissions across all regions and cash trading increased, particularly in Europe. Derivatives had a record quarter, predominantly driven by growth in Europe and Asia. Equity capital markets and exchange-traded derivatives saw significant increases, the latter mainly boosted by the acquisition of ABN AMRO's global futures and options business. Prime brokerage revenues continued to grow as the number of clients increased and average balances rose, although this was partly offset by lower client spreads. Proprietary trading revenues were also higher than last year's first quarter, reflecting improved market conditions in Europe and Asia Pacific. Compared with fourth quarter 2006, equities revenues were up 23%, with increases in derivatives and cash equities partially offset by lower primary and proprietary revenues.
Fixed income, rates and currencies (FIRC) revenues were CHF 2,265 million, down 7% from the same quarter a year ago. Difficult market conditions in the US mortgage securities market led the business activities managed by DRCM to report losses. Revenues from the other parts of the FIRC business were up 19% from a year earlier. Credit fixed income saw significant growth across all aspects of the business driven by structured credit, global credit strategies and syndicated finance. Emerging markets revenues saw a strong increase, particularly in Latin America and Eastern Europe. Municipal securities revenues were basically flat compared with first quarter 2006. Securitized products saw significant increases from last year's levels when the business was in its start-up phase. Credit default swaps hedging loan exposures recorded gains of CHF 41 million, compared with losses of CHF 95 million a year ago. Performance in the rates business was down overall. A solid result in mortgage-backed securities, which benefited from high market volumes in Europe and Japan, was not enough to offset lower results from derivatives and government bonds, both of which fell, largely due to a flat yield curve and lower volatility. Trading revenues in power and gas fell in first quarter 2007 from the same period a year earlier, while sales and trading in both commodities structured products and crude oil rose considerably. Performance in our foreign exchange and cash and collateral trading businesses was very strong across the board, as high volumes more than offset the continued pressure on spreads. Emerging markets, base metals, prime services and structured products all had a very strong quarter marked by significant growth. Compared with fourth quarter 2006, fixed income, rates and currencies revenues were up 12%, with revenue increases in all businesses except municipal securities and DRCM.
Investment banking revenues, at CHF 865 million, rose 30% from first quarter 2006. This was a record for a first quarter, and it reflected revenue growth in all regions, particularly in the Americas and Asia. Revenues from our advisory business grew strongly in a buoyant environment in which we improved our market share in all regions. The capital markets business also saw significant growth, led by equity capital markets and leveraged finance. Compared with the all-time high achieved in fourth quarter 2006, investment banking revenues were down 15%. The new table above, which we will be publishing in our quarterly reports from now on, shows our gross capital market and corporate finance fees across UBS. It divides them into corporate finance fees, equity underwriting fees, debt underwriting fees and other capital market revenues. It also indicates the level of UBS capital market fees booked outside the Investment Bank, and how the investment banking department's fees are shared with equities and the fixed income, rates and currencies business.

UBS gross capital market and corporate finance fees
	Quarter ended
CHF million	31.3.07	31.12.06	31.3.06
Corporate finance fees	450	555	349
Equity underwriting fees	481	657	335
Debt underwriting fees	474	530	358
Other capital market revenues [1]	160	158	153
Gross capital market and corporate finance fees	1,565	1,900	1,195
Capital market fees booked outside investment banking [2]	264	308	159
Amount shared with equities and FIRC (fixed income, rates and currencies)	428	525	347
Financing, hedging and risk adjustment costs	8	52	23
Net investment banking area revenues	865	1,015	666
1 Other capital market revenues comprise equity and debt revenues with investment banking involvement that are not underwriting fees (for example, derivative or trading revenues). 2 Capital market fees booked outside investment banking comprise equity and debt underwriting revenues that have no investment banking department involvement (for example, municipal or mortgage-backed securities).

Operating expenses
Total operating expenses in first quarter 2007 were CHF 4,459 million, up 6% from the same period last year.
Personnel expenses were CHF 3,389 million, also up 6% from a year earlier, as salary costs rose to reflect higher personnel levels and annual pay increases.
Share-based compensation in first quarter 2007 decreased 6% from the year-earlier quarter. This reflects the transfer of DRCM staff to Global Asset Management.
General and administrative expenses decreased by 4% to CHF 769 million, as the year-earlier quarter included a litigation provision for the settlement agreement with Sumitomo Corporation (CHF 112 million). This was partially offset by increased expenditure on occupancy, and telecommunications and travel, mainly driven by higher personnel levels. Spending on IT and outsourcing expenses rose on investments in infrastructure.
Charges from other business units increased by 10% to CHF 193 million, reflecting both charges from ITI related to higher staff levels as well as charges from Global Asset Management for managing the Investment Bank's funds invested in DRCM.
Depreciation expense was CHF 54 million, up 46% on first quarter 2006. This was due to an increase in occupancy costs and IT expenditures.
Amortization of intangible assets, at CHF 54 million, was up from CHF 15 million a year earlier, driven by the acquisitions of Banco Pactual and ABN AMRO's futures and options business.
Personnel
The number of employees was 22,179 on 31 March 2007, up 280 or 1% from the end of 2006 and 3,445 or 18% higher than the same period a year earlier. Compared with last quarter, staff numbers increased in fixed income, rates and currencies in support of business growth. Staff levels also rose in equities, investment banking and support functions.

Initiatives and achievements
Commodities combined in new MCC business
In early April, our energy business, previously part of fixed income, joined with the metals business in Foreign Exchange, Cash and Collateral Trading (FXCCT) to form a combined commodities business. This move enables our firm to better leverage the strengths of each business, capture growth opportunities, and raise efficiency. The new business area was renamed Money Markets, Currencies & Commodities (MCC). We will use the new name in our quarterly reports from second quarter 2007.
Market share
According to data from Dealogic, we ranked fourth in terms of our share of the global fee pool at the end of first quarter 2007 with a market share of 5.9%. At the end of 2006, we ranked eighth with a market share of 4.9%. We also led Dealogic's first quarter list for investment banking revenues in Asia, as reported in the Wall Street Journal in early April.
We maintained our first place in the global ranking for secondary equity cash commissions for the nineteenth consecutive quarter, according to data from a leading industry survey.
Awards
Our equities and fixed income businesses received a number of prestigious awards in first quarter. UBS was named the leading European equity research firm in Institutional Investor's All-Europe survey for the sixth year running, with 11 first-placed research teams. The survey also placed us first in European emerging markets research and recognized us as having the top ranked pan-European equity sales force.
EuroHedge ranked us first in winning prime broker mandates for new hedge funds (as measured by assets) and in Asia, The Asset named us the best prime brokerage house. In addition, Private Equity International named us the best placement agent in North America.
Our metals team placed first in Risk magazine's annual survey of market participants, up from fourth in last year's poll.
Significant deals
Merger and acquisitions
Merger and acquisition activity remained strong. In first quarter 2007, we advised globally on 108 transactions with a deal volume of USD 131 billion. Key deals in the quarter included:
- joint financial advisor and broker to Enel, Italy's largest power company, on the EUR 10.3 billion acquisition of a 24.9% stake in Endesa, Spain's largest electrical utility
- joint financial advisor to CNL Hotels & Resorts on its USD 6.6 billion sale to Morgan Stanley Real Estate and Ashford Hospitality Trust
- sole financial advisor to Hindalco Industries, India's largest non-ferrous metals company, on its USD 6 billion acquisition of Novelis, the world's leading producer of aluminum rolled products.
Equity underwriting
UBS global equity capital markets deal volumes were USD 13.5 billion in first quarter 2007, up 10% compared with the same period last year. Overall, quarterly volumes were up 7% compared with a year earlier, according to Dealogic. We bookran more deals than any other bank and had a 7.4% market share of the global primary equity products in the quarter. Key transactions in the quarter included:
- joint bookrunner on the CHF 1.7 billion follow-on offering in Swiss Re on behalf of General Electric
- joint bookrunner on the USD 790 million follow-on offering for Renewable Energy Corp, the world's largest producer of solar grade silicon for the solar energy industry
- joint bookrunner on the HKD 2.8 billion IPO for China Huiyuan Juice Group, one of the leading food and drink producers in China.
Fixed income underwriting
Primary issuance in the international bond markets in first quarter 2007 was up 20% on the same period last year. Investor demand outstripped supply during the quarter and the global sell-off of high-risk assets in late February led to investors favoring more highly rated debt, slowing the purchase of new issues. However, stability returned in the middle of March, when spreads improved and new issues experienced a recovery in demand. UBS had a strong start to the year, underwriting 66% more volume than in first quarter 2006 against the market's rise of 20%. Our market share of primary bond issuance increased to 4.7% in first quarter 2007, up from 4.1% in 2006. We lead managed 156 deals during the quarter including:
- joint bookrunner on a dual tranche EUR 2 billion hybrid capital transaction for Assicurazioni Generali, the Italian insurer and financial services company
- joint bookrunner on a EUR 3 billion dual tranche offering for GECC, the American financial services company
- joint lead arranger and underwriter of AUD 3.6 billion senior debt facilities and the AUD 600 million subordinated bridge facility in connection with the buyout of PBL Media, the newly established Australian media and entertainment company, in the largest ever leveraged buyout in Australia.

Global Fee Pool Market Share
	Quarter ended		Year ended
	31.3.07	31.3.06	31.12.06	31.12.05
in %	5.9	4.7	4.9	5.0
Rank	4	7	8	8
Source: Dealogic

Corporate Center
In first quarter 2007, Corporate Center recorded a loss from continuing operations of CHF 193 million, compared with a loss of CHF 318 million in fourth quarter 2006. The improvement was driven by higher income as well as declining personnel and general and administrative expenses.

Business Group reporting
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.07	31.12.06	31.3.06	4Q06	1Q06
Income	130	64	142	103	(8)
Credit loss (expense) / recovery [1]	(51)	(37)	28	38
Total operating income	79	27	170	193	(54)
Cash components	296	292	283	1	5
Share-based components [2]	24	44	28	(45)	(14)
Total personnel expenses	320	336	311	(5)	3
General and administrative expenses	304	331	314	(8)	(3)
Services (to) / from other business units	(539)	(521)	(465)	(3)	(16)
Depreciation of property and equipment	187	198	176	(6)	6
Amortization of intangible assets	0	1	4	(100)	(100)
Total operating expenses [3]	272	345	340	(21)	(20)
Business Group performance from continuing operations before tax	(193)	(318)	(170)	39	(14)
Business Group performance from discontinued operations before tax	8	0	0
Business Group performance before tax	(185)	(318)	(170)	42	(9)

Additional information
BIS risk-weighted assets	8,620	8,969	9,153	(4)	(6)
Personnel (full-time equivalents)	6,016 [4]	4,771	4,059	26	48
Personnel excluding IT Infrastructure (ITI) (full-time equivalents)	1,921	1,716	1,417	12	36
Personnel for ITI (full-time equivalents)	4,095 [4]	3,055	2,642	34	55
1 In order to show the relevant Business Group performance over time, adjusted expected credit loss rather than credit loss expense or recovery is reported for all Business Groups. The difference between the adjusted expected credit loss and credit loss expense or recovery recorded at Group level is reported in the Corporate Center (see note 2 to the financial statements). 2 Additionally includes social security contributions and expenses related to alternative investment awards. 3 Includes expenses for the Chairman's office (comprising the Company Secretary, Board of Directors and Group Internal Audit). 4 Includes former Perot contractors (872 FTEs) that were converted into full-time UBS employees at the beginning of first quarter 2007.

Results
Corporate Center recorded a pre-tax loss from continuing operations of CHF 193 million in first quarter 2007, compared with a loss of CHF 318 million in fourth quarter 2006.
Operating income
Total operating income was CHF 79 million in first quarter 2007, up CHF 52 million from CHF 27 million in fourth quarter 2006, as an increase in income was only partially offset by higher credit loss expenses.
The credit loss expense or recovery booked in Corporate Center represents the difference between the adjusted expected credit loss charged to the business units and the actual credit loss expense or recovery recognized in the UBS financial statements. In first quarter 2007, UBS recorded a recovery of CHF 1 million, compared with a recovery of CHF 21 million in fourth quarter 2006. In both quarters, credit loss expense was lower than the adjusted expected credit loss / recovery recorded in the business units, resulting in a credit loss expense in Corporate Center of CHF 51 million in first quarter 2007 and CHF 37 million in fourth quarter 2006.
The increase in total operating income in first quarter 2007 was due to rising income from the higher equity base, and gains from certain interest rate swaps and cash flow hedges compared with losses in fourth quarter 2006. This was partially offset by lower mark-to-market gains on USD foreign exchange options used to hedge the currency exposure arising from future earnings.
Operating expenses
Total operating expenses were CHF 272 million in first quarter 2007, down by 73 million from CHF 345 million in fourth quarter 2006. Personnel expenses were CHF 320 million, down 5% from CHF 336 million in fourth quarter 2006, mainly as the prior quarter included accelerated amortization of share-based compensation for good leavers. The integration of Perot staff into ITI did not have an impact on personnel expense levels, as contractor costs are also recorded as personnel expense. General and administrative expenses decreased 8% to CHF 304 million in first quarter 2007 from fourth quarter 2006, mostly reflecting lower advertising and sponsoring costs. Other businesses were charged CHF 539 million for services provided by Corporate Center in first quarter 2007, compared with CHF 521 million in fourth quarter 2006. This was predominantly due to higher IT infrastructure charges. Depreciation decreased by CHF 11 million from CHF 198 million to CHF 187 million, mainly on Corporate Real Estate and internally developed software. This was partially offset by additional hardware depreciation for data centers in ITI.
IT infrastructure
In first quarter 2007, the information technology infrastructure cost per full-time employee was CHF 6,915, down CHF 97 from CHF 7,012 in fourth quarter 2006. The decrease reflects a rise in financial businesses staff levels outpacing increases in ITI expenses.
Personnel
Compared with fourth quarter 2006, the number of Corporate Center personnel in first quarter 2007 increased by 1,245 or 26% to 6,016. Staff numbers in IT infrastructure increased by 1,040 or 34% to 4,095 employees, mainly as a result of converting Perot contractors into full-time UBS employees. To a lesser extent, the increase in employees reflected growing business demand, which also drove personnel levels up in the India Service Center.

Industrial Holdings

Income statement
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.07	31.12.06	31.3.06	4Q06	1Q06

Continuing operations
Revenues from industrial holdings	112	109	136	3	(18)
Other income	137	122	28	12	389
Total operating income	249	231	164	8	52
Personnel expenses	32	37	47	(14)	(32)
General and administrative expenses	23	14	23	64	0
Services (to) / from other business units	2	1	3	100	(33)
Depreciation of property and equipment	3	4	4	(25)	(25)
Amortization of intangible assets	1	1	2	0	(50)
Goods and materials purchased	59	54	68	9	(13)
Total operating expenses	120	111	147	8	(18)
Operating profit from continuing operations before tax	129	120	17	8	659
Tax expense	(18)	31	2
Net profit from continuing operations	147	89	15	65	880

Discontinued operations
Profit / (loss) from discontinued operations before tax	(1)	157	630
Tax expense	0	(99)	85	100	(100)
Net profit / (loss) from discontinued operations	(1)	256	545

Net profit	146	345	560	(58)	(74)
Net profit / (loss) attributable to minority interests	59	(7)	104		(43)
from continuing operations	59	(7)	1
from discontinued operations	0	0	103		(100)
Net profit / (loss) attributable to UBS shareholders	87	352	456	(75)	(81)
from continuing operations	88	96	14	(8)	529
from discontinued operations	(1)	256	442

Additional information
Private Equity [1]
Investments, at cost [2]	283	344	683	(18)	(59)
Gains recognized directly in equity	410	517	395	(21)	4
Portfolio fair value	693	861	1,078	(20)	(36)
Cost / income ratio (%) [3]	48.2	48.1	89.6
BIS risk-weighted assets	456	443	1,028	3	(56)
Personnel (full-time equivalents)	3,891	4,241	10,007	(8)	(61)
1 Only comprises financial investments available-for-sale. 2 Historical cost of investments made, less divestments and impairments. 3 Operating expenses / operating income.

Major participations
The Industrial Holdings segment comprises UBS's private equity investments. Our strategy is to de-emphasize and reduce exposure to this asset class while capitalizing on orderly exit opportunities as they arise.
Results
In first quarter 2007, Industrial Holdings reported a net profit of CHF 146 million, of which CHF 87 million was attributable to UBS shareholders.
In first quarter 2007, we completed the sale of one fully consolidated investment. The realized divestment is presented as discontinued operations for Industrial Holdings. Previous income statements have also been restated to reflect the divestment.
Private equity treated as "Financial Investments available-for-sale" achieved divestment gains of CHF 150 million in first quarter 2007, with writedowns of CHF 1 million. The level of these investments fell to CHF 283 million on 31 March 2007 from CHF 344 million on 31 December 2006 due to a number of exits. The fair value of this part of the portfolio decreased by CHF 168 million to CHF 693 million in the quarter due to revaluations and successful divestments. Unfunded commitments on 31 March 2007 were CHF 219 million, down from CHF 227 million on 31 December 2006.

Balance Sheet
UBS's total assets stood at CHF 2,572.9 billion on 31 March 2007, up from CHF 2,396.5 billion on 31 December 2006. The increase was driven by the growth in collateral trading (up CHF 85 billion), the trading portfolio (up CHF 59 billion), and the lending portfolios (up CHF 30 billion), while positive replacement values grew moderately by CHF 2 billion. Currency movements against the Swiss franc were immaterial in first quarter 2007. Total liabilities rose due to higher borrowing (up CHF 90 billion), collateral trading liabilities (up CHF 44 billion), trading liabilities (up CHF 36 billion) and to a lesser extent due to negative replacement values (up CHF 9 billion).
Lending and borrowing
Lending
Cash was CHF 3.8 billion on 31 March 2007, up slightly by CHF 0.3 billion from year-end 2006, mainly from higher sight deposit balances held with central banks. Due from banks increased by CHF 6 billion, largely related to higher lending activities by the cash and collateral trading business, which is the central funding instance of the bank. Our loans to customers stood at CHF 332 billion on 31 March 2007, up by CHF 19 billion from 31 December 2006, reflecting higher secured lending volumes for wealth management clients (in particular in Asia) and to a lesser extent continued growth in mortgages in Switzerland. This was further accentuated by a substantial increase in the Investment Bank's secured lending to prime brokerage clients, which was partially offset by lower secured lending balances to US mortgage originators as a result of the US mortgage securities market slowdown.
Borrowing
Due to banks rose by CHF 16 billion to CHF 220 billion, mainly due to increased time deposits in the Investment Bank's cash and collateral trading activities to accommodate the firm's general growth. Total debt issued (including financial liabilities designated at fair value) increased to CHF 380 billion on 31 March 2007, up CHF 44 billion from year-end. Money market paper issuance increased by CHF 20 billion, mainly in the US and Europe. The amount of long-term debt issued (including financial liabilities designated at fair value) grew by CHF 24 billion to CHF 240 billion. Due to customers was up CHF 30 billion, mainly reflecting larger time deposits from private clients in our wealth management franchise around the globe and to a lesser extent in Switzerland from our retail banking business. Further growth was recorded in our Investment Bank's prime brokerage and exchange traded derivative business.
Repo and securities borrowing / lending
In first quarter 2007, cash collateral on securities borrowed and reverse repurchase agreements increased by CHF 85 billion or 11% to CHF 842 billion, while the sum of securities lent and repos grew by CHF 44 billion or 7% to CHF 653 billion. The collateral trading asset increase stems primarily from the Investment Bank's matched book (a repo portfolio comprised of assets and liabilities with equal maturities and equal value, so that the risks substantially cancel each other out) from a larger fixed income book to cover an increase in short trading inventories and to a lesser extent from equity securities borrowing activities. Repos and securities lending rose, largely to finance the growth in trading inventory.
Trading portfolio / derivative instruments
Between 31 December 2006 and 31 March 2007, trading assets increased by CHF 59 billion, reaching CHF 938 billion. Equity instruments were up by CHF 22 billion, largely driven by higher volumes and accentuated by a slight rise in equity markets, while our money market paper inventory (in particular European Commercial Paper) rose by CHF 20 billion, mainly in our fixed income, rates and currencies business. Further, our traded loan portfolio grew by CHF 11 billion, related to securitization business, while precious metals and debt instruments grew moderately (each up by CHF 3 billion). Over the same period, short trading positions increased by CHF 36 billion to stand at CHF 241 billion. The positive replacement value of derivative instruments increased CHF 2 billion to CHF 330 billion.

Capital Management
The BIS Tier 1 ratio was 11.7% on 31 March 2007, down from 11.9% on 31 December 2006. BIS risk-weighted assets stood at CHF 354.6 billion on 31 March 2007, up CHF 12.7 billion from 31 December 2006. The higher level of BIS risk-weighted assets was mainly driven by the Investment Bank as a result of additional market risk (VaR) risk-weighted assets from equity index derivative and proprietary positions and from exposures in emerging markets, related to the UBS Pactual business. The continued lending growth in our Global Wealth Management & Business Banking business, in particular collateralized loans and drawdowns of credit facilities by Investment Bank clients, led to larger lending risk-weighted assets, while the increase from collateral trading is largely attributable to the Investment Bank's matched book growth.
BIS Tier 1 capital on 31 March 2007 was CHF 41.5 billion, up CHF 1.0 billion from 31 December 2006. Strong quarterly net profit was only partially offset by quarterly dividend accruals and shares bought back for cancellation and for share-based compensation plans. Total BIS capital was CHF 52.1 billion, up from CHF 50.4 billion, resulting in a total BIS capital ratio of 14.7%, unchanged from 31 December 2006.
Old 2006 / 2007 and new 2007 / 2010 buyback programs
In first quarter 2007, under our old buyback program, we repurchased 10,420,000 shares for an average price of CHF 76.79 a share, representing a total cost of CHF 800 million. As per 7 March 2007 - the end of the old 2006 / 2007 buyback program - the total number of shares repurchased under this program was 33,020,000 shares for an average price of CHF 73.14 per share and a total cost of CHF 2.4 billion. As in all past programs, the shares bought in this program will be cancelled after approval by the Annual General Meeting (AGM) on 18 April 2007. In March 2007, we launched our new three-year second-line repurchase program with a maximum limit of 10% of shares issued (total UBS shares issued on 31 December 2006 were 2,105,273,286). At the current share price level, the new program would represent a total amount of approximately CHF 15 billion in shares to be bought back over the three-year period. The extended three-year commitment underlines our continuous discipline, giving us the flexibility to manage capital in line with our main strategic priority, which is to invest in growth. We will make add-on acquisitions if appropriate opportunities arise and we will continue to make disciplined investments in organic growth. Up to 31 March 2007, we repurchased 7,210,000 shares for an average price of CHF 69.35 a share under the new program, representing a total cost of CHF 500 million.
Treasury shares
Our holding of own shares rose to 165,758,986, or 7.9% of shares issued on 31 March 2007, from 164,475,699, or 7.8%, of shares issued on 31 December 2006. The quarterly change reflects a net increase of 1,283,287 shares resulting from an increase of 17,630,000 shares earmarked for cancellation (10,420,000 shares under the 2006 / 2007 and 7,210,000 shares under the 2007 / 2010 buyback program) and 617,382 additional shares held for market-making activities at the Investment Bank, which were almost offset by net 16,964,095 shares delivered for different compensation plans. The Investment Bank, which acts as a market maker in UBS shares and derivatives in UBS shares, issues derivatives to retail and institutional investors and may hold shares to hedge these products. IFRS requires a company that holds its own shares for trading or non-trading purposes to record them as treasury shares and deduct them from shareholders' equity.

BIS capital and ratios
	As of			% change from
CHF million, except where indicated	31.3.07	31.12.06	31.3.06	31.12.06	31.3.06
Risk-weighted assets	354,603	341,892	311,827	4	14
BIS Tier 1 capital	41,541	40,528	40,228	2	3
of which hybrid Tier 1 capital [1]	5,636	5,633	4,974	0	13
BIS total capital	52,052	50,364	43,882	3	19
Tier 1 (%)	11.7	11.9	12.9
of which hybrid Tier 1 capital (%) [1]	1.6	1.6	1.6
Total BIS (%)	14.7	14.7	14.1
1 Trust preferred securities.

UBS shares and market capitalization
	As of			% change from
Number of shares, except where indicated	31.3.07	31.12.06	31.3.06	31.12.06	31.3.06
Total ordinary shares issued	2,106,123,317	2,105,273,286	2,178,431,246	0	(3)
Second trading line treasury shares
2005 program			(74,200,000)
2006 program	(33,020,000)	(22,600,000)
2007/2010 program	(7,210,000)
Shares outstanding for market capitalization	2,065,893,317	2,082,673,286	2,104,231,246	(1)	(2)
Share price (CHF)	72.20	74.05	71.60	(2)	1
Market capitalization (CHF million)	149,157	154,222	150,663	(3)	(1)
Total treasury shares	165,758,986	164,475,699	180,116,142	1	(8)

Income statement (unaudited)

Income statement (unaudited)
		Quarter ended			% change from
CHF million, except per share data	Note	31.3.07	31.12.06	31.3.06	4Q06	1Q06
Continuing operations
Interest income	3	25,942	24,405	19,046	6	36
Interest expense	3	(24,634)	(22,880)	(17,196)	8	43
Net interest income	3	1,308	1,525	1,850	(14)	(29)
Credit loss (expense) / recovery		1	21	83	(95)	(99)
Net interest income after credit loss expense		1,309	1,546	1,933	(15)	(32)
Net fee and commission income	4	7,396	7,135	6,229	4	19
Net trading income	3	4,535	3,401	3,701	33	23
Other income	5	244	312	545	(22)	(55)
Revenues from industrial holdings		112	109	136	3	(18)
Total operating income		13,596	12,503	12,544	9	8
Personnel expenses	6	6,841	6,032	6,247	13	10
General and administrative expenses	7	1,923	2,249	1,927	(14)	0
Depreciation of property and equipment		303	368	274	(18)	11
Amortization of intangible assets		85	53	36	60	136
Goods and materials purchased		59	54	68	9	(13)
Total operating expenses		9,211	8,756	8,552	5	8
Operating profit from continuing operations before tax		4,385	3,747	3,992	17	10
Tax expense		953	500	844	91	13
Net profit from continuing operations		3,432	3,247	3,148	6	9

Discontinued operations
Profit from discontinued operations before tax		7	157	630	(96)	(99)
Tax expense		2	(99)	85		(98)
Net profit from discontinued operations		5	256	545	(98)	(99)

Net profit		3,437	3,503	3,693	(2)	(7)
Net profit attributable to minority interests		162	96	189	69	(14)
from continuing operations		162	96	86	69	88
from discontinued operations		0	0	103		(100)
Net profit attributable to UBS shareholders		3,275	3,407	3,504	(4)	(7)
from continuing operations		3,270	3,151	3,062	4	7
from discontinued operations		5	256	442	(98)	(99)
Earnings per share
Basic earnings per share (CHF)	8	1.69	1.73	1.78	(2)	(5)
from continuing operations		1.69	1.60	1.55	6	9
from discontinued operations		0.00	0.13	0.23	(100)	(100)
Diluted earnings per share (CHF)	8	1.62	1.66	1.69	(2)	(4)
from continuing operations		1.62	1.54	1.48	5	9
from discontinued operations		0.00	0.12	0.21	(100)	(100)

Balance sheet (unaudited)

Balance sheet (unaudited)
			% change from
CHF million	31.3.07	31.12.06	31.12.06
Assets
Cash and balances with central banks	3,826	3,495	9
Due from banks	56,728	50,426	12
Cash collateral on securities borrowed	375,637	351,590	7
Reverse repurchase agreements	466,254	405,834	15
Trading portfolio assets	697,103	627,036	11
Trading portfolio assets pledged as collateral	240,664	251,478	(4)
Positive replacement values	330,473	328,445	1
Financial assets designated at fair value	9,736	5,930	64
Loans	331,603	312,521	6
Financial investments available-for-sale	9,315	8,937	4
Accrued income and prepaid expenses	11,900	10,361	15
Investments in associates	1,716	1,523	13
Property and equipment	6,931	6,913	0
Goodwill and intangible assets	15,157	14,773	3
Other assets	15,902	17,249	(8)
Total assets	2,572,945	2,396,511	7
Liabilities
Due to banks	219,719	203,689	8
Cash collateral on securities lent	74,113	63,088	17
Repurchase agreements	578,646	545,480	6
Trading portfolio liabilities	240,887	204,773	18
Negative replacement values	341,684	332,533	3
Financial liabilities designated at fair value	165,066	145,687	13
Due to customers	600,142	570,565	5
Accrued expenses and deferred income	17,107	21,527	(21)
Debt issued	214,763	190,143	13
Other liabilities	63,056	63,251	0
Total liabilities	2,515,183	2,340,736	7
Equity
Share capital	211	211	0
Share premium	8,635	9,870	(13)
Net income recognized directly in equity, net of tax	1,441	815	77
Revaluation reserve from step acquisitions, net of tax	38	38	0
Retained earnings	52,426	49,151	7
Equity classified as obligation to purchase own shares	(195)	(185)	(5)
Treasury shares	(10,950)	(10,214)	(7)
Equity attributable to UBS shareholders	51,606	49,686	4
Equity attributable to minority interests	6,156	6,089	1
Total equity	57,762	55,775	4
Total liabilities and equity	2,572,945	2,396,511	7

Statement of changes in equity (unaudited)

Statement of changes in equity (unaudited)
	Quarter ended
CHF million	31.3.07	31.3.06
Share capital
Balance at the beginning of the period	211	871
Issue of share capital	0	0
Balance at the end of the period	211	871
Share premium
Balance at the beginning of the period	9,870	9,992
Premium on shares issued and warrants exercised	10	85
Net premium / (discount) on treasury share and own equity derivative activity	(12)	20
Employee share and share option plans	(1,360)	(1,867)
Tax benefits from exercise of employee share options	127	287
Balance at the end of the period	8,635	8,517
Net income recognized directly in equity, net of tax
Foreign currency translation
Balance at the beginning of the period	(1,618)	(432)
Movements during the period	56	(119)
Subtotal - balance at the end of the period	(1,562)	(551)
Net unrealized gains / (losses) on financial investments available-for-sale, net of tax
Balance at the beginning of the period	2,876	931
Net unrealized gains / (losses) on financial investments available-for-sale	645	701
Impairment charges reclassified to the income statement	10	2
Realized gains reclassified to the income statement	(168)	(93)
Realized losses reclassified to the income statement	1	0
Subtotal - balance at the end of the period	3,364	1,541
Changes in fair value of derivative instruments designated as cash flow hedges, net of tax
Balance at the beginning of the period	(443)	(681)
Net unrealized gains / (losses) on the revaluation of cash flow hedges	24	(141)
Net realized (gains) / losses reclassified to the income statement	58	111
Subtotal - balance at the end of the period	(361)	(711)
Balance at the end of the period	1,441	279
Revaluation reserve from step acquisitions, net of tax
Balance at the beginning of the period	38	101
Movements during the period	0	(63)
Balance at the end of the period	38	38
Retained earnings
Balance at the beginning of the period	49,151	44,105
Net profit attributable to UBS shareholders for the period	3,275	3,504
Balance at the end of the period	52,426	47,609
Equity classified as obligation to purchase own shares
Balance at the beginning of the period	(185)	(133)
Movements during the period	(10)	14
Balance at the end of the period	(195)	(119)

Statement of changes in equity (continued) (unaudited)
	Quarter ended
CHF million	31.3.07	31.3.06
Treasury shares
Balance at the beginning of the period	(10,214)	(10,739)
Acquisitions	(3,481)	(2,226)
Disposals	2,745	3,311
Balance at the end of the period	(10,950)	(9,654)
Equity attributable to UBS shareholders	51,606	47,541
Equity attributable to minority interests
Balance at the beginning of the period	6,089	7,619
Other increases	13	16
Decreases and dividend payments	(109)	(2,248)
Foreign currency translation	1	(5)
Minority interest in net profit	162	189
Balance at the end of the period	6,156	5,571
Total equity	57,762	53,112

Statement of recognized income and expense

Statement of recognized income and expense
For the quarter ended		31.3.07			31.3.06
	Attributable to			Attributable to
CHF million	UBS shareholders	Minority interests	Total	UBS shareholders	Minority interests	Total
Net unrealized gains / (losses) on financial investments available-for-sale, before tax	564	2	566	686	2	688
Changes in fair value of derivative instruments designated as cash flow hedges, before tax	107	0	107	(32)	0	(32)
Foreign currency translation	56	(1)	55	(119)	(5)	(124)
Tax on items transferred to / (from) equity	(101)	0	(101)	(74)	0	(74)
Net income recognized directly in equity, net of tax	626	1	627	461	(3)	458
Net income recognized in the income statement	3,275	162	3,437	3,504	188	3,692
Total recognized income and expense	3,901	163	4,064	3,965	185	4,150

Statement of cash flows (unaudited)

Statement of cash flows (unaudited)
	Quarter ended
CHF million	31.3.07	31.3.06
Cash flow from / (used in) operating activities
Net profit	3,437	3,693
Adjustments to reconcile net profit to cash flow from / (used in) operating activities
Non-cash items included in net profit and other adjustments:
Depreciation of property and equipment	303	328
Amortization of intangible assets	85	79
Credit loss expense / (recovery)	(1)	(83)
Equity in income of associates	(32)	(62)
Deferred tax expense / (benefit)	434	468
Net loss / (gain) from investing activities	(145)	(1,006)
Net loss / (gain) from financing activities	740	2,721
Net (increase) / decrease in operating assets:
Net due from / to banks	13,537	12,384
Reverse repurchase agreements and cash collateral on securities borrowed	(84,467)	(107,595)
Trading portfolio and net replacement values	630	(12,826)
Loans / due to customers	10,653	18,747
Accrued income, prepaid expenses and other assets	(359)	(3,043)
Net increase / (decrease) in operating liabilities:
Repurchase agreements and cash collateral on securities lent	44,191	79,241
Accrued expenses and other liabilities	(2,443)	1,315
Income taxes paid	(1,256)	(651)
Net cash flow from / (used in) operating activities	(14,693)	(6,290)
Cash flow from / (used in) investing activities
Investments in subsidiaries and associates	(715)	(335)
Disposal of subsidiaries and associates	77	876
Purchase of property and equipment	(431)	(459)
Disposal of property and equipment	64	436
Net (investment in) / divestment of financial investments available-for-sale	414	1,038
Net cash flow from / (used in) investing activities	(591)	1,556
Cash flow from / (used in) financing activities
Net money market paper issued / (repaid)	20,364	14,796
Net movements in treasury shares and own equity derivative activity	(1,971)	(390)
Capital issuance	0	0
Issuance of long-term debt, including financial liabilities designated at fair value	40,052	12,162
Repayment of long-term debt, including financial liabilities designated at fair value	(19,087)	(4,244)
Increase in minority interests	11	5
Dividend payments to / purchase from minority interests	(109)	(191)
Net cash flow from / (used in) financing activities	39,260	22,138
Effects of exchange rate differences	483	249
Net increase / (decrease) in cash and cash equivalents	24,459	17,653
Cash and cash equivalents, beginning of the period	136,090	91,042
Cash and cash equivalents, end of the period	160,549	108,695
Cash and cash equivalents comprise:
Cash and balances with central banks	3,826	5,661
Money market paper [1]	107,463	71,799
Due from banks with original maturity of less than three months	49,260	31,235
Total	160,549	108,695
1 Money market paper is included in the Balance sheet under Trading portfolio assets and Financial investments available-for-sale.
Cash paid for interest was CHF 22,542 million and CHF 18,475 million during first quarter 2007 and first quarter 2006 respectively.

Note 1 Basis of Accounting
UBS AG's ("UBS") consolidated financial statements (Financial Statements) are prepared in accordance with International Financial Reporting Standards (IFRS) and stated in Swiss francs (CHF). These Financial Statements are presented in accordance with IAS 34 Interim Financial Reporting. In preparing the interim Financial Statements, the same accounting principles and methods of computation are applied as in the Financial Statements on 31 December 2006 and for the year then ended except for the changes set out below. The interim Financial Statements are unaudited. In the opinion of management, all adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods have been made. These interim Financial Statements should be read in conjunction with the audited Financial Statements included in the UBS Financial Report 2006.
Changes in accounting policies and presentation
Application of IFRS 7 Financial Instruments: Disclosures
On 1 January 2007, UBS adopted the disclosure requirements for financial instruments under IFRS 7. The new standard has no impact on recognition, measurement and presentation of financial instruments. Accordingly, the first-time adoption of IFRS 7 has no effect on Net profit and Equity. Rather, it requires entities to provide disclosures in their financial statements that enable users to evaluate: a) the significance of financial instruments for the entity's financial position and performance, and b) the nature and extent of the credit, market and liquidity risks arising from financial instruments during the period and at the reporting date, and how the entity manages those risks. The disclosure principles of IFRS 7 complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in IAS 32 Financial Instruments: Presentation and IAS 39 Financial Instruments: Recognition and Measurement. The new disclosure requirements will mainly impact UBS's 2007 Financial Statements rather than the quarterly Financial Statements.
UBS has entered into transactions for which fair value is determined using valuation models for which not all inputs are market-observable prices or rates. Such financial instruments are initially recognized in UBS's Financial Statements at the transaction price, which is generally the best indicator of fair value, although the value obtained from the relevant valuation model may differ. Where such differences arise, UBS is required by IFRS 7 to disclose: a) its accounting policy for recognizing that difference in profit or loss to reflect a change in factors (including time) that market participants would consider in setting a price, and b) the aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference (movement of deferred day 1 profit or loss). The respective accounting policy is reflected in Note 1 to the Financial Statements 2006. For the movement of the deferred day 1 profit or loss, refer to Note 9 of this report.
Net interest and trading income
Starting first quarter 2007, UBS provides a breakdown of total net interest and trading income by businesses (trading businesses, interest margin businesses, treasury activities and other) in Note 3.

Note 2 Reporting by Business Group

For the three months ended 31 March 2007
Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at internally agreed transfer prices or at arm's length. The presentation of the business segments below reflects UBS's organization structure and management responsibilities. UBS's financial businesses are organ ized on a worldwide basis into three Business Groups and the Corporate Center. Global Wealth Management & Business Banking is segregated into three segments: Wealth Management International & Switzerland, Wealth Management US and Business Banking Switzerland. The Industrial Holdings segment holds all industrial operations controlled by the Group. In total, UBS reports seven business segments.

			Financial Businesses				Industrial Holdings	UBS
	Global Wealth Management & Business Banking			Global Asset Management	Investment Bank	Corporate Center
CHF million	Wealth Management International & Switzerland	Wealth Management US	Business Banking Switzerland
Income	3,071	1,610	1,280	997	6,258	130	249	13,595
Credit loss (expense) / recovery	0	0	21	0	(20)	0	0	1
Total operating income	3,071	1,610	1,301	997	6,238	130	249	13,596
Personnel expenses	920	1,108	649	423	3,389	320	32	6,841
General and administrative expenses	232	216	264	115	769	304	23	1,923
Services (to) / from other business units	381	80	(160)	43	193	(539)	2	0
Depreciation of property and equipment	20	19	13	7	54	187	3	303
Amortization of intangible assets	9	16	0	5	54	0	1	85
Goods and materials purchased							59	59
Total operating expenses	1,562	1,439	766	593	4,459	272	120	9,211
Business Group performance from continuing operations before tax	1,509	171	535	404	1,779	(142)	129	4,385
Business Group performance from discontinued operations before tax						8	(1)	7
Business Group performance before tax	1,509	171	535	404	1,779	(134)	128	4,392
Tax expense on continuing operations								953
Tax expense on discontinued operations								2
Net profit								3,437

Management reporting based on expected credit loss
For internal management reporting purposes, credit loss is measured using an expected loss concept. This table shows Business Group performance consistent with the way in which the businesses are managed and the way Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired. The adjusted expected credit loss reported for each Business Group is the expected credit loss on its portfolio plus the difference between credit loss expense and expected credit loss, amortized over a three year period. The difference between these adjusted expected credit loss figures and the credit loss expense recorded at Group level for reporting purposes is reported in Corporate Center as adjusted expected credit loss.

Income	3,071	1,610	1,280	997	6,258	130	249	13,595
Adjusted expected credit loss	(8)	0	58	0	2	(51)	0	1
Total operating income	3,063	1,610	1,338	997	6,260	79	249	13,596
Personnel expenses	920	1,108	649	423	3,389	320	32	6,841
General and administrative expenses	232	216	264	115	769	304	23	1,923
Services (to) / from other business units	381	80	(160)	43	193	(539)	2	0
Depreciation of property and equipment	20	19	13	7	54	187	3	303
Amortization of intangible assets	9	16	0	5	54	0	1	85
Goods and materials purchased							59	59
Total operating expenses	1,562	1,439	766	593	4,459	272	120	9,211
Business Group performance from continuing operations before tax	1,501	171	572	404	1,801	(193)	129	4,385
Business Group performance from discontinued operations before tax						8	(1)	7
Business Group performance before tax	1,501	171	572	404	1,801	(185)	128	4,392
Tax expense on continuing operations								953
Tax expense on discontinued operations								2
Net profit								3,437

For the three months ended 31 March 2006
Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at internally agreed transfer prices or at arm's length. The presentation of the business segments below reflects UBS's organization structure and management responsibilities. UBS's financial businesses are organ ized on a worldwide basis into three Business Groups and the Corporate Center. Global Wealth Management & Business Banking is segregated into three segments: Wealth Management International & Switzerland, Wealth Management US and Business Banking Switzerland. The Industrial Holdings segment holds all industrial operations controlled by the Group. In total, UBS reports seven business segments.

			Financial Businesses				Industrial Holdings	UBS
	Global Wealth Management & Business Banking			Global Asset Management	Investment Bank	Corporate Center
CHF million	Wealth Management International & Switzerland	Wealth Management US	Business Banking Switzerland
Income	2,649	1,478	1,261	809	5,958	142	164	12,461
Credit loss (expense) / recovery	(1)	0	54	0	30	0	0	83
Total operating income	2,648	1,478	1,315	809	5,988	142	164	12,544
Personnel expenses	777	968	633	317	3,194	311	47	6,247
General and administrative expenses	208	227	272	84	799	314	23	1,927
Services (to) / from other business units	362	65	(169)	29	175	(465)	3	0
Depreciation of property and equipment	17	19	16	5	37	176	4	274
Amortization of intangible assets	2	13	0	0	15	4	2	36
Goods and materials purchased							68	68
Total operating expenses	1,366	1,292	752	435	4,220	340	147	8,552
Business Group performance from continuing operations before tax	1,282	186	563	374	1,768	(198)	17	3,992
Business Group performance from discontinued operations before tax							630	630
Business Group performance before tax	1,282	186	563	374	1,768	(198)	647	4,622
Tax expense on continuing operations								844
Tax expense on discontinued operations								85
Net profit								3,693

Management reporting based on expected credit loss
For internal management reporting purposes, credit loss is measured using an expected loss concept. This table shows Business Group performance consistent with the way in which the businesses are managed and the way Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired. The adjusted expected credit loss reported for each Business Group is the expected credit loss on its portfolio plus the difference between credit loss expense and expected credit loss, amortized over a three year period. The difference between these adjusted expected credit loss figures and the credit loss expense recorded at Group level for reporting purposes is reported in Corporate Center as adjusted expected credit loss.

Income	2,649	1,478	1,261	809	5,958	142	164	12,461
Adjusted expected credit loss	(7)	0	50	0	12	28	0	83
Total operating income	2,642	1,478	1,311	809	5,970	170	164	12,544
Personnel expenses	777	968	633	317	3,194	311	47	6,247
General and administrative expenses	208	227	272	84	799	314	23	1,927
Services (to) / from other business units	362	65	(169)	29	175	(465)	3	0
Depreciation of property and equipment	17	19	16	5	37	176	4	274
Amortization of intangible assets	2	13	0	0	15	4	2	36
Goods and materials purchased							68	68
Total operating expenses	1,366	1,292	752	435	4,220	340	147	8,552
Business Group performance from continuing operations before tax	1,276	186	559	374	1,750	(170)	17	3,992
Business Group performance from discontinued operations before tax							630	630
Business Group performance before tax	1,276	186	559	374	1,750	(170)	647	4,622
Tax expense on continuing operations								844
Tax expense on discontinued operations								85
Net profit								3,693

Note 3 Net Interest and Trading Income

Accounting standards require separate disclosure of net interest income and net trading income (see the tables on this and next page). This required disclosure, however, does not take into account that net interest and trading income are generated by a range of different businesses. In many cases, a particular business can generate both net interest and trading income. Fixed income trading activity, for example, generates both trading profits and coupon income. UBS management therefore analyzes net interest and trading income according to the businesses that drive it. The second table below (labeled Breakdown by businesses) provides information that corresponds to this management view. Net income from trading businesses includes both interest and trading income generated by our trading businesses and the Investment Bank's lending activities. Net income from interest margin businesses comprises interest income from our loan portfolio. Net income from treasury and other activities reflects all income from our centralized treasury function.

Net interest and trading income
	Quarter ended			% change from
CHF million	31.3.07	31.12.06	31.3.06	4Q06	1Q06
Net interest income	1,308	1,525	1,850	(14)	(29)
Net trading income	4,535	3,401	3,701	33	23
Total net interest and trading income	5,843	4,926	5,551	19	5

Breakdown by businesses
	Quarter ended			% change from
CHF million	31.3.07	31.12.06	31.3.06	4Q06	1Q06
Net income from trading businesses [1]	4,142	3,256	3,923	27	6
Net income from interest margin businesses	1,466	1,489	1,380	(2)	6
Net income from treasury activities and other	235	181	248	30	(5)
Total net interest and trading income	5,843	4,926	5,551	19	5
1 Includes lending activities of the Investment Bank.

Net interest income
	Quarter ended			% change from
CHF million	31.3.07	31.12.06	31.3.06	4Q06	1Q06
Interest income
Interest earned on loans and advances	4,312	4,305	3,378	0	28
Interest earned on securities borrowed and reverse repurchase agreements	11,953	11,271	8,832	6	35
Interest and dividend income from trading portfolio	9,611	8,797	6,809	9	41
Interest income on financial assets designated at fair value	33	4	10	725	230
Interest and dividend income from financial investments available-for-sale	33	28	17	18	94
Total	25,942	24,405	19,046	6	36
Interest expense
Interest on amounts due to banks and customers	6,742	6,572	3,743	3	80
Interest on securities lent and repurchase agreements	10,176	9,463	7,729	8	32
Interest and dividend expense from trading portfolio	3,900	3,328	3,012	17	29
Interest on financial liabilities designated at fair value	1,616	1,437	1,045	12	55
Interest on debt issued	2,200	2,080	1,667	6	32
Total	24,634	22,880	17,196	8	43
Net interest income	1,308	1,525	1,850	(14)	(29)
Interest includes forward points on foreign exchange swaps used to manage short-term interest rate risk on foreign currency loans and deposits.

Note 3 Net Interest and Trading Income (continued)
Net trading income [1]
	Quarter ended			% change from
CHF million	31.3.07	31.12.06	31.3.06	4Q06	1Q06
Equities	2,828	2,245	1,867	26	51
Fixed income	318	321	759	(1)	(58)
Foreign exchange and other [2]	1,389	835	1,075	66	29
Net trading income	4,535	3,401	3,701	33	23
1 Please refer to the table «Net Interest and Trading Income» on the previous page for the Net income from trading businesses (for an explanation, read the corresponding introductory comment). 2 Includes cash & collateral trading and commodities.

Included in the Net trading income table are Net gains / (losses) of CHF (740) million, for the quarter ended 31 March 2007, CHF (2,867) million for the quarter ended 31 December 2006, and CHF (2,721) million for the quarter ended 31 March 2006 related to Financial liabilities designated at fair value. Financial liabilities designated at fair value include the impact of UBS's own credit where market information indicates that it is reflected in the price at which UBS transacts with third parties. Products with UBS's own credit as a valuation input include certain structured debt instruments where either at inception or over their life, UBS receives cash flows that provide funding and thereby expose the counterparty to UBS credit risk. In all periods presented, for counterparties entering into products which are financial liabilities from UBS's perspective, the perception of UBS's credit risk has remained stable.

Note 4 Net Fee and Commission Income

	Quarter ended			% change from
CHF million	31.3.07	31.12.06	31.3.06	4Q06	1Q06
Equity underwriting fees	481	657	335	(27)	44
Debt underwriting fees	474	530	358	(11)	32
Total underwriting fees	955	1,187	693	(20)	38
Corporate finance fees	450	555	349	(19)	29
Brokerage fees	2,562	2,095	2,103	22	22
Investment fund fees	1,749	1,534	1,448	14	21
Fiduciary fees	70	72	58	(3)	21
Custodian fees	322	334	307	(4)	5
Portfolio and other management and advisory fees	1,932	1,868	1,586	3	22
Insurance-related and other fees	110	106	107	4	3
Total securities trading and investment activity fees	8,150	7,751	6,651	5	23
Credit-related fees and commissions	71	73	65	(3)	9
Commission income from other services	294	268	275	10	7
Total fee and commission income	8,515	8,092	6,991	5	22
Brokerage fees paid	679	541	447	26	52
Other	440	416	315	6	40
Total fee and commission expense	1,119	957	762	17	47
Net fee and commission income	7,396	7,135	6,229	4	19

Note 5 Other Income

	Quarter ended			% change from
CHF million	31.3.07	31.12.06	31.3.06	4Q06	1Q06
Associates and subsidiaries
Net gains from disposals of consolidated subsidiaries	(1)	0	3
Net gains from disposals of investments in associates	0	0	0
Equity in income of associates	33	25	46	32	(28)
Total	32	25	49	28	(35)
Financial investments available-for-sale
Net gains from disposals	37	58	420	(36)	(91)
Impairment charges	(11)	(4)	(1)	(175)
Total	26	54	419	(52)	(94)
Net income from investments in property [1]	18	29	10	(38)	80
Net gains from investment properties [2]	(1)	(2)	4	50
Other	32	84	35	(62)	(9)
Total other income from Financial Businesses	107	190	517	(44)	(79)
Other income from Industrial Holdings	137	122	28	12	389
Total other income	244	312	545	(22)	(55)
1 Includes net rent received from third parties and net operating expenses. 2 Includes unrealized and realized gains from investment properties at fair value.

Note 6 Personnel Expenses

	Quarter ended			% change from
CHF million	31.3.07	31.12.06	31.3.06	4Q06	1Q06
Salaries and bonuses	5,645	4,875	5,040	16	12
Contractors	159	214	197	(26)	(19)
Insurance and social security contributions	362	337	393	7	(8)
Contribution to retirement plans	225	184	256	22	(12)
Other personnel expenses	450	422	361	7	25
Total personnel expenses	6,841	6,032	6,247	13	10

Note 7 General and Administrative Expenses

	Quarter ended			% change from
CHF million	31.3.07	31.12.06	31.3.06	4Q06	1Q06
Occupancy	384	367	345	5	11
Rent and maintenance of IT and other equipment	179	172	157	4	14
Telecommunications and postage	250	237	221	5	13
Administration	231	229	229	1	1
Marketing and public relations	145	167	139	(13)	4
Travel and entertainment	232	291	195	(20)	19
Professional fees	216	278	191	(22)	13
Outsourcing of IT and other services	281	317	242	(11)	16
Other	5	191	208	(97)	(98)
Total general and administrative expenses	1,923	2,249	1,927	(14)	0

Note 8 Earnings per Share (EPS) and Shares Outstanding

	Quarter ended			% change from
	31.3.07	31.12.06	31.3.06	4Q06	1Q06
Basic earnings (CHF million)
Net profit attributable to UBS shareholders	3,275	3,407	3,504	(4)	(7)
from continuing operations	3,270	3,151	3,062	4	7
from discontinued operations	5	256	442	(98)	(99)
Diluted earnings (CHF million)
Net profit attributable to UBS shareholders	3,275	3,407	3,504	(4)	(7)
Less: (Profit) / loss on equity derivative contracts	(13)	(4)	(2)	(225)	(550)
Net profit attributable to UBS shareholders for diluted EPS	3,262	3,403	3,502	(4)	(7)
from continuing operations	3,257	3,147	3,060	3	6
from discontinued operations	5	256	442	(98)	(99)

	Quarter ended			% change from
Weighted average shares outstanding	31.3.07	31.12.06	31.3.06	4Q06	1Q06
Weighted average shares outstanding [1]	1,935,591,342	1,965,088,096	1,974,003,034	(2)	(2)
Potentially dilutive ordinary shares resulting from unvested exchangeable shares, options and warrants outstanding	77,035,413	80,613,811	93,816,948	(4)	(18)
Weighted average shares outstanding for diluted EPS	2,012,626,755	2,045,701,907	2,067,819,982	(2)	(3)

	Quarter ended			% change from
Earnings per share (CHF)	31.3.07	31.12.06	31.3.06	4Q06	1Q06
Basic	1.69	1.73	1.78	(2)	(5)
from continuing operations	1.69	1.60	1.55	6	9
from discontinued operations	0.00	0.13	0.23	(100)	(100)
Diluted	1.62	1.66	1.69	(2)	(4)
from continuing operations	1.62	1.54	1.48	5	9
from discontinued operations	0.00	0.12	0.21	(100)	(100)

	As of			% change from
Shares outstanding	31.3.07	31.12.06	31.3.06	31.12.06	31.3.06
Total ordinary shares issued	2,106,123,317	2,105,273,286	2,178,431,246	0	(3)
Second trading line treasury shares
2005 program			74,200,000
2006 program	33,020,000	22,600,000
2007/2010 program	7,210,000
Other treasury shares	125,528,986	141,875,699	105,916,142	(12)	19
Total treasury shares	165,758,986	164,475,699	180,116,142	1	(8)
Shares outstanding	1,940,364,331	1,940,797,587	1,998,315,104	0	(3)
1 Includes an average of 462,012 and 147,231 exchangeable shares for the quarters ended 31 March 2007 and 31 December 2006, respectively.

Note 9 Deferred Day 1 Profit or Loss

The table reflects financial instruments for which fair value is determined using valuation models where not all inputs are market-observable. Such financial instruments are initially recognized in UBS's Financial Statements at their transaction price although the values obtained from the relevant valuation model on day 1 may differ. The table shows the aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference (movement of deferred day 1 profit or loss).

	Quarter ended
CHF million	31.3.07	31.12.06	31.3.06
Balance at the beginning of the period	951	1,081	1,343
Deferred profit / (loss) on new transactions	331	168	263
Recognized (profit) / loss in the income statement	(303)	(270)	(181)
Foreign currency translation	0	(28)	(2)
Balance at the end of the period	979	951	1,423

Note 10 Currency Translation Rates

The following table shows the principal rates used to translate the financial statements of foreign entities into Swiss francs:
	Spot rate As of			Average rate Quarter ended
	31.3.07	31.12.06	31.3.06	31.3.07	31.12.06	31.3.06
1 USD	1.22	1.22	1.30	1.23	1.22	1.30
1 EUR	1.62	1.61	1.58	1.62	1.60	1.57
1 GBP	2.39	2.39	2.27	2.41	2.37	2.28
100 JPY	1.03	1.02	1.11	1.03	1.04	1.11

Note 11 Changes in organization
McDonald Investments' branch network
On 9 February 2007, UBS announced the completion of the acquisition of the branch network of McDonald Investments, a unit of KeyCorp. The cost of the business combination consisted of USD 222 million for the business operations including directly attributable transaction costs, and of USD 57 million for the net loans to customer portfolio of McDonald Investments, resulting in a total cash consideration paid of USD 279 million. The cost of the business combination was allocated to an intangible asset reflecting customer relationships of USD 47 million, remaining net assets of USD 60 million including the net loans to customer portfolios, and goodwill of USD 172 million. The total consideration and the allocation remain subject to adjustment. The unit provides comprehensive wealth management services to affluent and high net worth individuals, including estate planning, retirement planning and asset management and has been integrated into Wealth Management US.
Business combinations announced in 2007
Standard Chartered's mutual funds management business in India
On 26 January 2007, UBS announced the acquisition of Standard Chartered's mutual funds management business in India. The cost of the business combination is estimated to be USD 126 million and subject to purchase price adjustments including a reference to assets under management of the acquired business at closing date. The business will be integrated into Global Asset Management. The transaction is subject to regulatory approval and expected to close in third quarter 2007.

Note 12 Litigation
a) InsightOne: In December 2006, the New York State Attorney General (NYAG) filed a civil complaint regarding InsightOne, the Firm's fee-based brokerage program for private clients in the United States. The InsightOne program is a fee-based brokerage program, in which clients pay an asset-based fee for trading activity rather than commissions on a per trade basis and was designed to align more closely the interests of financial advisors and clients. UBS denies that the program was part of a scheme to disadvantage clients and intends to defend itself vigorously in this matter.
b)Tax Shelter: In connection with a criminal investigation of tax shelters, the United States Attorney's Office for the Southern District of New York (U.S. Attorney's Office) is examining UBS's conduct in relation to certain tax-oriented transactions in which UBS and others engaged during the years 1996-2000. Some of these transactions were a subject of the Deferred Prosecution Agreement which the accounting firm KPMG LLP entered into with the U.S. Attorney's Office in August 2005, and are at issue in United States v. Stein, S1 05 Cr. 888 (LAK). UBS is cooperating in the government's investigation.
c)Municipal Bonds: In November 2006, UBS and others received subpoenas from the U.S. Department of Justice, Antitrust Division, and the U.S. Securities and Exchange Commission. These subpoenas concern UBS's conduct relating to derivative transactions entered into with municipal bond issuers, and to the investment of proceeds of municipal bond issuances. UBS is cooperating with these investigations.
d)HealthSouth: UBS is defending itself in two purported securities class actions brought in the U.S. District Court of the Northern District of Alabama by holders of stock and bonds in HealthSouth Corp. UBS also is a defendant in HealthSouth derivative litigation in Alabama state court and has responded to an SEC investigation relating to UBS's role as a banker for HealthSouth.
e)Bankruptcy Estate of Enron: In November 2003, Enron brought adversarial proceedings against UBS and others in the U.S. Bankruptcy Court for the Southern District of New York seeking avoidance and recovery of payments that Enron made prior to filing for bankruptcy in connection with equity forward and swap transactions. The Bankruptcy Court dismissed UBS's motion for summary judgment in August 2005. Discovery is ongoing.
f) Parmalat: UBS is involved in a number of proceedings in Italy related to the bankruptcy of Parmalat. These proceedings include, inter alia, clawback proceedings against UBS Limited in connection with a structured finance transaction. Further, UBS is a defendant in two civil damages claims brought by Parmalat, of which one relates to the same structured finance transaction against UBS Limited, while the other against UBS AG relates to certain derivative transactions. In addition, UBS Limited and two UBS employees are the subject of criminal proceedings in Milan. Finally, UBS is a defendant in civil actions brought by individual investors in those criminal proceedings. All proceedings still are in an early stage. UBS denies the allegations made against itself and against its employees in these matters, and is defending itself vigorously.

UBS Registered Shares
UBS ordinary shares are registered shares with a par value of CHF 0.10 per share. They are issued in the form of Global Registered Shares (GRS). A Global Registered Share is a security that provides direct and equal ownership for all shareholders. It can be traded and transferred across applicable borders without the need for conversion, with identical shares traded on different stock exchanges in different currencies. The share is listed on the Swiss (traded on virt-x), New York and Tokyo stock exchanges.

Ticker symbols

Trading exchange	Bloomberg	Reuters
virt-x	UBSN VX	UBSN.VX
New York Stock Exchange	UBS US	UBS.N
Tokyo Stock Exchange	8657 JP	UBS.T

Security identification codes
ISIN		CH0024899483
Valoren		2.489.948
Cusip		CINS H89231 33 8

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to –03; 333-46216; 333-46216-01 and –02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to –04; 333-132747; and 333-132747-01 to –10) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Peter Wuffli
	Name:	Peter Wuffli
	Title:	Group Chief Executive Officer

By:	/s/ Clive Standish
	Name:	Clive Standish
	Title:	Group Chief Financial Officer

Date: May 3, 2007

Cautionary statement regarding forward-looking statements | This communication contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the implementation of strategic initiatives and other statements relating to our future business development and economic performance. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market and macro-economic trends, (2) legislative developments, governmental and regulatory trends, (3) movements in local and international securities markets, currency exchange rates and interest rates, (4) competitive pressures, (5) technological developments, (6) changes in the financial position or creditworthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (7) management changes and changes to our Business Group structure and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2006. UBS is not under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

© UBS 2007. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.